

anadys pharmaceuticals, inc.

2006 annual report

advancing novel therapies



Anadys Pharmaceuticals, Inc. is a biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel small-molecule medicines for the treatment of viral diseases and cancer. The Company's programs focus on Toll-like receptor-based small-molecule product candidates and direct antiviral compounds that inhibit key steps in viral proliferation. Anadys has core expertise in medicinal chemistry coupled with structure-based drug design, and is developing compounds for the treatment of hepatitis C infection, hepatitis B infection and cancer. The Company's development efforts are currently focused on four programs: ANA975 for hepatitis C virus, ANA773 for cancer, ANA380 for hepatitis B virus, and the ANA59X sub-series for hepatitis C virus.

pictured above from left to right: Jennifer Martini–Accounting Manager, Finance; Peter Slover–Controller, Finance; Ray Espanol–Facilities Manager, Facilities; DeShawn Tipton–Facilities Coordinator, Facilities; Zach Little–IT Manager, Information Technology

Toll-Like Receptors



Toll-like receptors (TLRs) play essential roles in both innate and adaptive immunity. When pathogens such as bacteria, viruses or fungi invade the body, TLRs are the first line of defense of the immune system. These receptors trigger a complex series of immunomodulatory effects that initiate a broad and balanced immune response.

Therapeutic agents activating TLR7, one of 10 human TLRs, may have potential therapeutic value in a variety of major therapeutic areas, including hepatitis, cancer, asthma, allergies and vaccines.

Anadys has discovered and is developing two novel product candidates that activate TLR7. ANA975 is a proprietary oral prodrug of the small-molecule compound isatoribine, which has been studied in patients chronically infected with hepatitis C virus (HCV) in Phase I clinical trials. By interacting with TLR7, we believe isatoribine regulates the body's innate immunity and triggers a specific cellular response to viral infections.

ANA773, another proprietary oral TLR7 agonist prodrug, has been studied pre-clinically for use in oncology. There are good reasons for believing that TLR7 agonists can have utility in cancer. These compounds powerfully induce the release of interferon alpha from immune cells, and this cytokine is known to have anti-tumor effects in several types of cancer. Furthermore, TLR7 agonists are known to have direct killing effects on the transformed B lymphocytes that characterize various leukemias and lymphomas. In addition, these compounds enhance the ability of monoclonal antibodies, cytotoxic T lymphocytes and Natural Killer (NK) cells to kill tumor cells. Further proof of concept comes from studies of the compound Aldara™ (imiquimod), a TLR7 agonist discovered by 3M Pharmaceuticals, which has been approved by the U.S. Food & Drug Administration (FDA) for use on the skin to treat superficial basal cell carcinoma. We hope that our systemically available ANA773 will allow this mechanism to be applied to the major types of cancer that are distributed throughout the body.

Please turn to page three and page four to read about how Anadys is advancing development of ANA975 and ANA773, respectively.

medicinal chemistry



When Anadys researchers identify a new pharmacologically active compound, the company's medicinal chemists are called upon to improve the compound's properties until it is suitable for animal and human clinical testing. This critical phase of optimizing a compound's biological properties can last a year or two, perhaps more.

In 2006, Anadys medicinal chemists made significant progress improving the potency and other pharmaceutical properties of ANA59X, a sub-series of proprietary non-nucleoside compounds targeting the NS5b polymerase, a key element in the engine that produces new HCV RNA in infected cells.

We have identified a specific site on the polymerase that we believe is preferred as a drug target and have designed compounds in the ANA59X sub-series that bind to this specific location. These compounds directly inhibit replication of HCV in lab experiments at concentrations that we believe will be achievable in humans. We have optimized multiple characteristics of the compounds to identify a pre-clinical candidate to develop as an orally administered drug.

Please turn to page six and read about the exciting progress Anadys is making in nominating a specific compound from the ANA59X sub-series.

Dear Shareholder,

Challenge and evolution, innovation and opportunity—all distinguished Anadys in 2006.

Challenge

In June 2006, we made the decision, together with our collaborator Novartis, to suspend dosing of patients in our hepatitis C Phase Ib clinical trial of ANA975, pending further understanding of a pre-clinical, 13-week toxicology study in animals that was being conducted concurrently with the clinical study. ANA975 is a small-molecule oral prodrug agonist of Toll-like receptor 7 (TLR7). We acted expeditiously and prudently because new observations in the animal toxicology study indicated intense immune stimulation in animals, more than had been observed in the previous 28-day toxicology study. Although there had been no serious adverse events in patients in this trial or in any of the previous trials where the drug or its active agent, isatoribine, was given to patients or healthy volunteers, we took the precaution of suspending human dosing until we could obtain further information regarding the immune stimulation effects. Subsequently, the U.S. Food & Drug Administration (FDA) put the Investigational New Drug (IND) application covering ANA975 on full clinical hold.

We now believe that we have a better understanding of what occurred and why. From analyzing the pre-clinical toxicology findings, we believe that the intense immune stimulation, specifically B-cell proliferation, was dose dependent; that is, the larger the dose of drug, the greater the effect. This is important because we do not want the drug to reset the immune system in an all-or-none way. Available data suggest that the immune cell expansion may be polyclonal, not monoclonal, implying that the response to ANA975 was broad. Broad dose-dependent B-cell proliferation is one of the expected pharmacological effects of a potent TLR7 agonist.

We are working to further understand the pharmacology and toxicology of ANA975. In November 2006 Anadys and Novartis initiated a new 13-week animal toxicology study designed to address issues raised by the initial toxicology study. When these data have been collected and analyzed together with Novartis, we plan to meet with the FDA to discuss the new findings. If supported by the data, we will request a lifting of the clinical hold to resume human clinical testing.

Evolution

In June 2006, Kleanthis G. Xanthopoulos, Ph.D., Anadys' founding President and Chief Executive Officer, announced he would be resigning at the end of 2006, or sooner if a successor was appointed. In November, Anadys appointed Lawrence C. Fritz, Ph.D., as its new President, Chief Executive Officer and member of the Board of Directors. Prior to joining Anadys, Dr. Fritz was President, Chief Executive Officer and a member of the Board of Directors of Conforma Therapeutics Corporation, a privately-held company that he founded. In May 2006, Conforma was acquired by Biogen Idec. Dr. Xanthopoulos continues to serve as a member of the Board of Directors of Anadys.

During 2006, we also made other important additions to the management team, filling several key positions. In April, Carol G. Gallagher, Pharm.D., joined the Company as Vice President, Corporate Development and Commercial Affairs. She was previously Vice President, Sales, Marketing and Product Planning at CancerVax and also served in senior positions at Biogen Idec, Amgen and Eli Lilly & Co. In July, James L. Freddo, M.D., joined Anadys as Chief Medical Officer. Jim was previously Vice President, Clinical Site Head and Development Site Head, Pfizer Global Research and Development in La Jolla, California. And in September, James T. Glover, C.P.A., joined Anadys as Senior Vice President, Operations and Chief Financial Officer. Jim came to Anadys from Beckman Coulter where he was Senior Vice President and Chief Financial Officer.

Innovation

In 2006, we made important strides towards introducing our first cancer compound into the clinic. We conducted preclinical work on ANA773, a novel and proprietary TLR7 oral prodrug, and hope to submit an IND filing in the second half of 2007. We are now in the process of scaling up the chemical synthesis of the drug and manufacturing clinical supplies for anticipated upcoming clinical trials. We believe that ANA773 may have applicability in hematologic cancers as well as certain solid tumors.

Some of our most exciting progress in 2006 came in our hepatitis C (HCV) direct antiviral program. We identified small-molecule, non-nucleoside inhibitors of the NS5b polymerase that in laboratory experiments had not only excellent potency but also very encouraging pharmaceutics properties. Our best compounds derive from our ANA59X sub-series and have low nanomolar potency, good metabolic stability and good oral bioavailability. We continue to optimize these compounds and expect to nominate a candidate for clinical development as an orally administered drug for chronic HCV infection this year.

Opportunity

Although 2006 was a challenging year, looking ahead, we are optimistic. In 2007 we hope to obtain FDA approval to resume clinical testing of ANA975 in HCV. We expect to file an IND for ANA773 in oncology. We anticipate initiating a Phase IIb dose-selection trial of ANA380 in hepatitis B virus (HBV). And we expect to nominate a NS5b polymerase inhibitor for development in HCV. We believe that the achievement of these objectives will provide a firm foundation for future value creation.

Finally, we extend thanks to our employees for their dedication and determination. We also thank our partners, collaborators, medical professionals, patients and investors who have put their trust in us and our vision of advancing patient care by discovering, developing and commercializing novel medicines for the treatment of viral diseases and cancer.





Sincerely,

Lawrence C. Fritz, Ph.D.
President & Chief Executive Officer, and Member of the Board of Directors

Kleanthis G. Xanthopoulos, Ph.D.
Former President & Chief Executive Officer, and Member of the Board of Directors

candidate ANA975

ANA975 is a prodrug of isatoribine, the active agent

ANA975 converts to isatoribine

Immune cell endosome

TLR7

Isatoribine activates TLR7

TLR7 activation causes production of natural interferon and cytokines

Dual attack on HCV in the liver

TLR7 activation stimulates T cells for antiviral activity

Liver

HCV

Naive T-cells in lymph node

Activated T-cells



Viruses are wily. They can evade or inhibit key parts of the human immune system. But the human immune system is clever too. Over millions of years it has adapted to viral threats by activating a broad range of defense mechanisms to protect it. One important defense mechanism is Type 1 interferon (IFN-alpha) for antiviral defense and immune regulation.

Isatoribine, which is the active metabolite of the oral prodrug ANA975, interacts with Toll-like receptor 7. We believe this interaction triggers a specific cellular response, producing Type 1 interferons and other cytokines, at the site of infection and throughout the body.

Contingent on a satisfactory toxicology profile and the ability to conduct future clinical trials, we believe ANA975 has the potential to become a component of a new standard of care in the treatment of hepatitis C virus.

Helen McGuire
Associate Scientist, Medicinal Chemistry

in the pipeline

ANA975**
Indication: HCV

Status: Clinical Development Phase 1 ‡

**Anadys retains 35% co-promotion option in U.S. ‡ On clinical hold.

candidate ANA773

Being at the forefront of research into Toll-like receptor biology, Anadys has been exploring several therapeutic applications of modulation of TLR signaling pathways. In addition to benefiting patients with viral diseases, TLRs, we believe, may have a positive impact treating patients with certain cancers.

Research has shown that TLR7 agonists induce the secretion of interferon-alpha and other cytokines and that interferon-alpha is effective in a number of tumor types. *In vitro* experiments have shown that malignant, transformed B cells can be induced to enter a phase of programmed cell death or apoptosis when incubated with a TLR7 agonist.

Other *in vitro* experiments have shown that TLR7 agonists increase the susceptibility of malignant B cells to cytotoxic drugs. And TLR7 agonists have been shown to enhance the expression of surface antigens, which are potential targets for therapeutic antibodies. We are excited about the possibility of combining ANA773, our next TLR7-based oral prodrug, with therapeutic antibodies against both B-cell malignancies and solid tumors.

Simon Fletcher
Principal Scientist, Virology & Cell Biology




ANA773
ANA773 is activated in the blood stream
ANA773 activates TLR7
TLR7
Immune cell, endosome
Mature dendritic cells activate naive T-cells in lymph node
Activated T-cells attack tumor cells
Tumor cell
Activates production of natural interferon and cytokines
Natural killer cells attack tumor cells

in the pipeline

ANA773
Indication Cancer

Status:


ANA380
[active form]
ANA380 prevents
completion of new viral
genetic material

Viral RNA released into cell

Hepatitis B virus enters
hepatic cell



ANA380 is a nucleotide analogue that, in completed clinical trials, has shown robust viral load reduction and excellent tolerability in lamivudine-resistant and naïve patients chronically infected with hepatitis B virus.

In April 2006, we and our collaborator LG Life Sciences reported data from 62 patients treated with ANA380 at five dose levels that showed that patients treated at the 90mg, 150mg and 240mg dose levels experienced reduction in plasma HBV viral DNA at 12 weeks of at least 3.9 log units. This represents greater than a 99.9 percent reduction in viral load. These data were presented at the 41st Annual Meeting of the European Association for the Study of the Liver in Vienna.

We plan to initiate a Phase IIb dose selection trial of ANA380, pending agreement on next steps for the program with our collaborator LG Life Sciences. This trial will determine what dose of the drug should be used in pivotal Phase III studies.

Alberto Gobbi
Associate Research Fellow, Scientific Computing

Matthew Lardy
Scientist, Scientific Computing

in the pipeline

ANA380*
Indication HBV

Status: Clinical Development Phase 2

*Worldwide rights, excluding Korea, China and Southeast Asia.


Viral polymerase
ANA59X
Viral RNA
ANA59X blocks HCV replication by preventing viral RNA from binding to the viral polymerase enzyme
Hepatitis C virus enters hepatic cell
Viral RNA released into cell



Currently, Anadys is developing product candidates in two broad areas: immunomodulators, such as ANA975 and ANA773, which activate the body's immune system to attack viral infection and cancers, and direct antivirals, such as ANA380 and the ANA59X sub-series, which directly attack viruses.

The NS5b polymerase is a virally encoded enzyme that is critical to HCV's ability to replicate in cells. We have identified a specific site on this enzyme that we believe is the preferred site for inhibitor binding.

In 2007, we expect to nominate a compound from a sub-series of NS5b inhibitors that we call ANA59X. These molecules are proprietary non-nucleoside compounds targeting this polymerase. These compounds directly inhibit replication of HCV in laboratory experiments at concentrations we believe will be achievable in HCV-infected patients.

Joyce Tan
Scientist, Virology & Cell Biology

in the pipeline

ANA59X
Indication: HCV

Status: Discovery

product candidate portfolio



Clinical Development
Discovery
Pre-Clinical
Phase 1
Phase 2
Phase 3
ANA59X
Indication: HCV
ANA773
Indication: Cancer
ANA975**
Indication: HCV
ANA380*
Indication: HBV

* Worldwide rights, excluding Korea, China and Southeast Asia.
**Anadys retains 35% co-promotion option in U.S.
⁝ On clinical hold.

Our drug discovery and development efforts are focused on both TLR-based small-molecule biology (ANA975 and ANA773) and small-molecule direct antiviral drugs (ANA380 and ANA59X). Over time, we plan to expand our product candidate portfolio in the antiviral and cancer areas by leveraging our expertise in small-molecule medicinal chemistry as well as by selective in-licensing.

Looking ahead at pipeline milestones in 2007, we plan to:

- Clarify with the FDA whether or not we can remove the clinical hold on ANA975 and re-initiate human testing of ANA975 in HCV patients.
- File an IND for ANA773 in the second half of 2007.
- Finalize the global development plan with LGLS for 2007 and 2008 and, pending agreement on next steps for the program, initiate a dose selection Phase IIb clinical trial of ANA380 in HBV patients.
- Nominate a compound from our NS5b polymerase program in HCV and be on track to file an IND in the first half of 2008.



Jim Appleman
Vice President, Biology

dedicated employees make the difference

At Anadys we believe corporate success is achieved through the daily contributions of our *human capital*—dedicated employees committed to Anadys and its mission.

Since our founding in March 2000, Anadys has been fortunate to have attracted talented individuals who have dedicated themselves to Anadys' vision of creating novel medicines that improve the quality of human life.

"At Anadys, we're discovering and developing potential drugs that could make a significant difference in the lives of patients with chronic hepatitis and cancer," says Mike Sasaki, Manager, Contracts and Intellectual Property. "Making a difference in people's lives is meaningful and exciting, and it's one of the reasons why I really enjoy working at Anadys."


ANADYS
PHARMACEUTICALS, INC.

2006 Financial Reporting

10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

(MARK ONE)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ______.


RECEIVED
APR 30 2007
WASH. D.C.
186
SECTION

Commission File Number 0-50632

ANADYS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**22-3193172** **(I.R.S. Employer Identification No.)**
3115 Merryfield Row, San Diego, California **(Address of principal executive offices)**	**92121** **(Zip Code)**

Registrant's telephone number, including area code: 858-530-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark the whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant computed by reference to the closing price of the registrants common stock reported on the Nasdaq National Market as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $76,500,090 as of such date.

As of March 1, 2007, the Registrant had outstanding 28,624,893 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2007 Annual Meeting of Stockholders are incorporated herein by reference into Part III.

ANADYS PHARMACEUTICALS, INC.
ANNUAL REPORT ON FORM 10-K

Table of Contents

INFORMATION RELATED TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include statements about our strategies, objectives, discoveries, collaborations, clinical trials, internal programs, and other statements that are not historical facts, including statements which may be preceded by the words "intend," "will," "plan," "expect," "anticipate," "estimate," "aim," "seek," "believe," "hope" or similar words. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this Annual Report on Form 10-K are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the risk factors identified in our periodic reports filed with the Securities and Exchange Commission (SEC), including this Annual Report on Form 10-K.

PART I

Item 1. Business

Overview

Anadys Pharmaceuticals, Inc. is a biopharmaceutical company committed to the discovery, development and commercialization of small-molecule medicines for the treatment of hepatitis and cancer. Our current clinical development programs include: ANA975, an oral prodrug of the Toll-like receptor-7 (TLR-7) agonist isatoribine, for the treatment of hepatitis C virus (HCV) and hepatitis B virus (HBV), which we are co-developing with Novartis International Pharmaceutical Ltd., a Novartis AG company (Novartis); and ANA380 for the treatment of HBV, which we are co-developing with LG Life Sciences (LGLS). In addition, we are independently developing ANA773, an oral TLR-7 prodrug agonist for the treatment of certain cancers and plan to file an Investigational New Drug (IND) application in the second half of 2007. We are also are developing AN 025-1, a series of non-nucleoside NS5B polymerase inhibitors, for the treatment of chronic HCV infection, and anticipate nominating a compound from a sub-series of this program (ANA59X) in 2007 to develop as an orally administered drug.

Our therapeutic focus in hepatitis and cancer leverages our core capabilities in Toll-Like Receptor (TLR) biology and small-molecule medicinal chemistry, and aims to advance a balanced and strong pipeline of drug candidates into the clinic.

Toll-Like Receptors

A relatively new mechanism of action for the treatment of infectious diseases and other conditions, TLRs have been described as the first line of defense of the immune system. When a pathogen, such as a virus, invades the body, TLRs are the first to recognize elements of the invading virus and launch a counterattack. ANA975 is a proprietary oral prodrug of the small-molecule compound isatoribine. By interacting with TLR-7, we believe isatoribine regulates the body's innate immunity and triggers a specific cellular response to viral infections. Isatoribine stimulates the production of natural interferons and cytokines, which assist the immune response by inhibiting viral replication within other cells of the body.

ANA975

We seek to establish a new paradigm in treating HCV patients. The current treatment paradigm for chronically infected HCV patients consists of pegylated interferon combined with ribavirin. There is, however, a critical need for more effective and better-tolerated treatment options for HCV patients.

ANA975, an oral prodrug of isatoribine, is a novel approach to treating HCV. While the IND covering ANA975 is currently on full clinical hold, we are working to better understand the toxicological profile of ANA975. Contingent on a satisfactory toxicology profile and success in future clinical trails, we believe that as an oral immunomodulator, ANA975 has the potential to establish a new treatment paradigm for HCV by being combined with direct antivirals, ribaviron and/or pegylated interferon. In addition, we seek ultimately to develop, obtain regulatory approval for, and commercialize one of our own direct antivirals to potentially combine with ANA975.

ANA975 is a distinct proprietary chemical entity that is administered orally and then converted rapidly into the active compound, resulting in isatoribine in the bloodstream. We believe that ANA975 has the potential to provide the same combination of antiviral effect and tolerability as observed with isatoribine, but with the added advantage of oral administration. In June 2006, we suspended dosing in our ANA975 Phase Ib trial in patients with chronic hepatitis C, pending additional analysis of information obtained from pre-clinical 13-week toxicology studies in animals. Preliminary analysis of that information revealed various observations that appeared consistent with intense immune stimulation in animals. Subsequently, the ANA975 IND was put on full clinical hold by the U.S. Food and Drug Administration. There have been no serious adverse events in patients during the Phase Ib trial or previous studies in healthy volunteers. Our decision to suspend dosing in the Phase Ib clinical trial was made solely on data from the 13-week animal toxicology study.

After the trial suspension, the Anadys and Novartis joint development team worked diligently to gain a better understanding of what occurred in the initial 13-week toxicology study in animals. In November 2006 a new 13-week toxicology study of ANA975 was initiated in collaboration with Novartis. Complete results and subsequent analysis from this new study are expected in the second half of 2007. The study seeks to explore lymphocyte proliferation and reversibility at multiple doses with the intent to provide information to support the resumption of dosing of ANA975 in clinical trials.

ANA380

ANA380, a small-molecule orally available inhibitor of HBV polymerase, is currently in Phase II clinical development. The HBV polymerase is the enzyme that catalyzes the production of new RNA from an existing strand of RNA. ANA380 is believed to inhibit viral infection by interrupting the replicating machinery. We have a global co-development license from LGLS to develop and commercialize ANA380 for the treatment of chronic HBV with rights in North America, Europe, Japan and most other countries in the world other than China, Korea, India and countries in Southeast Asia. We are working with LGLS to finalize the global development plan and contingent on agreeing to the next steps for the program, we are planning to initiate a Phase IIb dose selection clinical trial of ANA380 in HBV in 2007. This trial will be designed to determine the dose to be used in any future pivotal Phase III trial.

ANA773

We have selected ANA773, a novel and proprietary TLR-7 oral prodrug, for our next clinical development program. We intend to develop ANA773 as an oral therapy for the treatment of certain cancers and plan to file an IND application in the second half of 2007. There is precedent for believing TLRs may be effective in targeting cancer cells. The FDA has approved a topical TLR-7 agonist that is marketed as Aldara™ (imiquimod) for the treatment of superficial basal cell carcinoma.

AN 025-1 Series

In 2007 we expect to nominate a new preclinical candidate from the ANA59X sub-series of our AN 025-1 series of non-nucleoside NS5B polymerase inhibitors, for the treatment of chronic HCV infection. Non-nucleoside polymerase inhibitors are an example of direct antivirals. Direct antivirals act against the hepatitis C virus itself in contrast to immunomodulators which activate the body's immune system to attack the virus. The NS5B polymerase is a virally encoded enzyme essential to replication of HCV in the body. We have identified a specific site on this enzyme that we believe is preferred as a drug target. Within the AN 025-1 program we have identified non-nucleoside compounds that bind to this specific location. These compounds directly inhibit replication of HCV in laboratory experiments at concentrations that we believe will be achievable in humans. We have optimized multiple characteristics of these compounds in order to identify a pre-clinical candidate to develop as an orally administered drug.

Industry Background

Antivirals

Based on available market data, we estimate that the global antiviral market in 2005 was $16 billion. Due to significant global prevalence and remaining unmet medical need, two antiviral diseases of interest are chronic hepatitis C viral infections and chronic hepatitis B viral infections. Many patients with chronic hepatitis C virus (HCV) or chronic hepatitis B virus (HBV) do not receive the current standard of care due to concerns about adverse events (e.g. HCV) or have incomplete response to the current standard of care (e.g. HCV and HBV). If untreated or inadequately treated, chronic HCV or HBV infection can result in significant liver damage (cirrhosis), liver transplantation, liver cancer, and early death.

Quantification of viral concentration (viral load) in the blood is an accepted surrogate of clinical effect in viral diseases. New treatments are evaluated on the ability to decrease or eliminate detectable viral particles in blood. With viral load as an accepted surrogate, proof of concept in the treatment of viral diseases can be obtained in Phase I human clinical trials. This early proof of concept results in a higher probability of success post Phase I than the probability of success associated with drug development in many other therapeutic areas.

Hepatitis C Virus

The World Health Organization (WHO) reports that an estimated 170 million persons are chronically infected globally with HCV and 3 to 4 million persons are newly infected each year. Cirrhosis develops in about 10% to 20% of persons with chronic infection, and liver cancer develops in 1% to 5% of persons with chronic infection over a period of 20 to 30 years. Most patients suffering from liver cancer who do not have hepatitis B virus infection have evidence of HCV infection. The mechanisms by which HCV infection leads to liver cancer are still unclear. In the US, the National Institutes of Health estimate that HCV results in 10,000 to 12,000 deaths annually. The Center for Disease Control and Prevention estimated that the number of deaths could increase to nearly 40,000 by 2010. Hepatitis C also exacerbates the severity of underlying liver disease when it coexists with other hepatic conditions. In particular, liver disease progresses more rapidly among persons with alcoholic liver disease and HCV infection.

According to industry analyst reports and available market data, 3.2 million people are infected with HCV in the United States with only about 100,000 patients in the U.S. receiving treatment annually. Even so, it is estimated that annual U.S. sales of HCV treatments are approximately $3.5 billion. The total U.S. sales of HCV therapies are expected to continue to grow significantly as better therapies that provide greater efficacy and better tolerability become available.

There is currently no vaccine available to prevent the spread of HCV. The current standard of care for chronic HCV is a combination of pegylated interferon-alpha and ribavirin. Interferon-alpha is administrated by injection and results in abnormally high levels of this cytokine circulating systemically throughout the body. Therapy with interferon-alpha causes a number of side effects in many patients, including depression, drops in blood cell count and flu-like symptoms, sometimes experienced during the entire standard year-long primary course of therapy for treatment of HCV. These side effects may make patients feel worse than foregoing treatment, which reduces their motivation to initiate or continue HCV therapy. Many patients take additional drugs to treat these side effects, further increasing the cost and the risk of additional side effects to the patient. As a result, poor compliance with the HCV course of therapy may decrease the patient response rate.

In addition to the side effects, current therapies do not provide sustained elimination of the virus, called "sustained virologic response" (SVR) for the majority of chronically infected patients. For example, in clinical trails approximately 47 to 54 percent of the genotype 1 patients, which represent the largest portion of the U.S. HCV infected population, do not achieve sustained virologic response six months after the end of the treatment. Due to the lack of alternative treatments, patients without a sustained virologic response have no other treatment option but to undergo a second 48-week course of interferon-alpha-based therapy with a different brand of interferon-alpha. This second course of therapy subjects the relapse patient to a similar risk of side effects as the previous course of therapy and offers the benefit of SVR in only a small fraction of patients who complete the 48 week treatment.

Hepatitis B Virus

Hepatitis B virus is a significant global health problem that can cause both acute and chronic viral infections. According to the WHO, of the 2 billion people who have been infected with the hepatitis B virus (HBV), more than 350 million have chronic (lifelong) infections. These chronically infected persons are at high risk of death from cirrhosis of the liver and liver cancer, diseases that kill about one million persons each year. Liver cancer is almost always fatal, and usually develops between 35 and 65 years of age. Approximately 1.3 to 1.5 million people die each year from chronic HBV and/or related conditions. According to the WHO, HBV is the 10th leading cause of death each year worldwide. In the U.S., an estimated 5,000 people with HBV-liver disease die annually. Based on industry analyst reports and available market data, we estimate that current annual sales of HBV therapies are approximately $500 million and will exceed $1 billion by 2010. This market expansion is expected to result from an increasing number of patients receiving treatment and new therapies that provide greater efficacy and treatment durability. We believe that new treatment options of interest will provide highly effective antiviral effect, complementary resistance profiles for combination use, and excellent safety.

TLR Agonists in Cancer

As key regulators of both innate and adaptive immune responses, TLRs have been shown in research studies to affect several diseases, including cancer. Clinical studies have demonstrated that activation of TLR-7 is effective in treating certain cancers that appear on the skin. Specifically, topical Aldara™ (imiquimod) is approved for the treatment of superficial basal cell carcinoma. Unfortunately, however, imiquimod is poorly tolerated when administered orally, limiting its utility for broader indications requiring systemic exposure.

Additional justification for the investigation of TLR-7 agonists for the treatment of cancer comes from the many studies conducted with TLR-9 agonists. TLR-7 and TLR-9 agonists share common signaling pathways, partially overlap in cell-type expression, and have comparable direct and indirect activities as immunostimulants. TLR-7 and TLR-9 agonists are, however, administered differently to patients: TLR-7 agonists can be administered orally, while TLR-9 agonists are thus far only injectable. A large body of data exists from animal models and human studies indicating the utility of appropriately modified natural agonists of TLR-9 either in monotherapy or combination therapy for the treatment of cancer.

Our Strategy

Our objective is to discover, develop and commercialize small-molecule medicines for the treatment of hepatitis and cancer. Main aspects of our corporate strategy to achieve this objective include the following:

- *Advance the Development of ANA975 in HCV.* We are developing our oral TLR-7 prodrug agonist ANA975 for the potential treatment of HCV. In particular, during 2007 we plan to:
  - Clarify with the FDA whether or not we can remove the clinical hold on ANA975 and re-initiate human testing of ANA975 in HCV patients.
- *Advance the Development of a Product Candidate in Cancer.* We have selected ANA773, a compound derived from our proprietary TLR drug discovery and delivery platform, for clinical development in certain cancers. During 2007 we expect to:
  - File an IND application for ANA773.
- *Advance the Development of Another Lead Compound in HCV.* We are advancing AN 025-1, a series of non-nucleoside inhibitors of HCV NS5B polymerase. During 2007 we plan to:
  - Nominate a specific compound from a sub-series ANA59X, derived from the AN 025-1 series and pursue its preclinical development as an orally administered direct antiviral drug for the treatment of chronic HCV infection.

- *Advance the development of ANA380 in HBV.* ANA380 is our direct inhibitor of the hepatitis B virus that we are jointly developing with LG Life Sciences of South Korea. During 2007 we intend to:
  - Finalize the global development plan with LGLS for 2007 and 2008 and pending agreement on next steps for the program, initiate a dose selection Phase IIb clinical trial of ANA380 in HBV patients.
- *Expand Our Product Candidate Portfolio.* We intend to expand our product candidate portfolio in the anti-infectives and cancer markets by leveraging our expertise in TLR-based small molecule product candidates and structure-based drug design.

Our Development Programs

The following table illustrates our most advanced product candidates and indicates their current stage of development.

Discovery | Pre-Clinical | Clinical Development: Phase 1 | Phase 2 | Phase 3

ANA59X
Indication: HCV

ANA773
Indication: Cancer

ANA975**
Indication: HCV

ANA380*
Indication: HBV

* Worldwide rights, excluding Korea and Southeast Asia.
**Anadys retains 35% co-promotion option in U.S.
‡ On clinical hold.

HCV Programs

ANA975

The IND for our HCV product candidate ANA975 is currently on full clinical hold by the FDA. In June 2006, we suspended dosing in our ANA975 Phase Ib trial in patients with chronic hepatitis C pending additional analysis of then recently obtained information from pre-clinical 13-week toxicology studies in animals. Preliminary analysis of that information revealed various new observations which appeared consistent with intense immune stimulation in animals. However, there have been no serious adverse events in patients during the Phase Ib trial or previous studies in healthy volunteers and there were no clinical findings that contributed to our decision to suspend the Phase Ib trial.

In November 2006 a new 13-week toxicology study of ANA975 was initiated in collaboration with Novartis. Complete results and subsequent analysis from that study are expected in the second half of 2007. Following analysis of the results and further discussions with Novartis, we plan to discuss with the FDA whether the clinical hold can be lifted and clinical trials resumed.

ANA975 is a prodrug of isatoribine, a specific TLR-7 agonist. Administered orally, it is converted rapidly into the active compound, resulting in isatoribine in the bloodstream. Isatoribine interacts with a specific receptor, or protein, named TLR-7, leading to interferon (IFN) production. We believe isatoribine activates the body's innate immunity and triggers a specific cellular response to viral infections, including production of natural interferons and other cytokines. This represents a new mechanism of action for the treatment of HCV that we believe may offer improved therapeutic benefits over existing therapies. Because the underlying mechanism of action for ANA975 is the same as for isatoribine, we expect that the knowledge we derived from our clinical development of isatoribine will assist with the development of ANA975.

Prior to human dosing of ANA975, we conducted a series of preclinical toxicology studies, including *in vitro* and *in vivo* safety pharmacology studies, *in vitro* genetic toxicology studies and *in vivo* repeat dose toxicology studies. Based on favorable outcomes of these studies, in December 2004 we filed an Investigational Medical Product Dossier with the U.K. health authorities, known as MHRA, requesting permission to commence human dosing of ANA975. Such permission was granted in January 2005.

In January 2005 we initiated Phase I clinical trials of ANA975 in healthy volunteers at a clinical center in the U.K. to assess the safety, tolerability and pharmacokinetics of ANA975. The first Phase I clinical trial (Study 501) was an open-label, ascending single-dose evaluation of an oral solution of ANA975 at dose levels of 400 mg, 800 mg and 1200 mg. Results from this study indicated that the plasma concentrations of isatoribine after single-dose administration of an oral solution of ANA975 at 400 mg, 800 mg or 1200 mg were similar to concentrations found in previous clinical studies in which intravenous isatoribine was administered at comparable dose levels.

In July 2005 we initiated a second Phase I clinical trial (Study 502) at a clinical center in the U.K., which was a placebo-controlled, double-blinded, multiple-dose evaluation of ANA975 in a capsule formulation with three daily dose levels of 400 mg, 800 mg, and 1200 mg. Separate cohorts of healthy volunteers received one dose per day (QD) or two doses per day (BID) for 14 days.

In August 2005 we initiated a third Phase I clinical trial (Study 503) at a clinical center in the U.S. to study the effects of food and antacid on single doses of the ANA975 capsule formulation. This study followed the acceptance of our IND filing for ANA975 by the United States Food and Drug Administration (FDA) in August 2005. Healthy volunteers in this study received a single 800 mg dose of ANA975 on three separate occasions, once without food, once with food, and once with antacid.

To date, ANA975 has been administered to more than 90 healthy volunteers. Data from all three Phase I clinical trials indicate that ANA975's bioavailability in terms of isatoribine plasma exposure was in excess of 85 percent. In addition, ANA975 was generally safe and well tolerated in the healthy volunteers, although definitive conclusions regarding product safety cannot be made until the results of additional pre-clinical testing and future clinical trials of longer duration in more patients are known.

Results from the three completed Phase I trials (501, 502 and 503) helped us to select dose levels for the Phase Ib clinical study in HCV infected patients. The suspended Phase Ib trial, which was being conducted at multiple centers in the U.S. and the E.U., was evaluating the safety, tolerability and viral load reduction of ANA975 administered orally in a capsule formulation for 28 days in previously untreated patients chronically infected with hepatitis C viral genotype 1. The trial was designed to evaluate total daily dose levels of 600mg, 800mg and 1000mg.

In the Phase Ib study, patients were to receive either ANA975 or a placebo administered orally once daily or twice daily. When the clinical trial was suspended in June 2006, only the once daily 600mg dose cohort had received a full 28 days of therapy, achieving a viral load decrease of 0.23 log10, which was consistent with isatoribine clinical results at a similar dose level.

AN 025-1/ANA59X

In 2007 we expect to nominate a new preclinical candidate from the ANA59X sub-series of our AN 025-1 series of non-nucleoside NS5B polymerase inhibitors, for the treatment of chronic HCV infection. We believe that non-nucleoside NS5B polymerase inhibitors offer an exciting potential new way to target treating HCV infection, as part of combination regimens which may include other direct antivirals (such as protease inhibitors) and/or immunomodulators (such as ANA975 and/or pegylated interferon). We believe that polymerase inhibitors have the potential to be as effective as protease inhibitors, which is another class of HCV direct antivirals currently in clinical development by a number of companies, including Vertex (with Mitsubishi and Johnson & Johnson) and Schering Plough. However, the scientific challenge to date with respect to polymerase inhibitors has been to identify compounds that have acceptable pharmaceutic properties. In 2006 we believe we made progress in advancing our direct antiviral program in the direction of potentially overcoming this challenge. We have identified small-molecule, non-nucleoside inhibitors of the NS5B polymerase that have shown excellent potency and favorable pharmaceutic properties in non-human experimental studies. The best compounds in our ANA59X series have demonstrated potent cellular activity, good metabolic stability and good oral bioavailability. We continue to optimize these compounds and expect to nominate a candidate for clinical development as an orally administered drug for chronic HCV during 2007. Following nomination of the compound, we plan to continue pre-clinical studies in order to support our plan to begin clinical trials with the compound in 2008. We believe that we have the opportunity to potentially be at the forefront of the effort to develop non-nucleoside polymerase inhibitors for the treatment of HCV since, to our knowledge, there are only a few compounds in this class that are currently in early clinical development and none, to our knowledge that are in later stage clinical development.

HBV Programs

ANA380

In February 2006, we finished dosing ANA380 in an open label, multi-center, dose-escalation Phase II clinical trial, evaluating the safety and antiviral activity of the direct antiviral ANA380 in patients with lamivudine-resistant (lamR) HBV infection.

The clinical trial investigated the safety, tolerability and anti-viral activity of ANA380, an oral prodrug of a nucleotide analog, in 62 patients in five cohorts. Cohorts received ANA380 at doses of 30 mg, 60 mg, 90 mg, 150 mg or 240 mg, once daily by oral administration for 12 weeks. Patients in each cohort had been previously treated with lamivudine, the current standard of care for HBV patients, and were documented to have genetically-encoded lamivudine resistance.

Patients treated with ANA380 at 90 mg, 150 mg and 240 mg dose levels experienced reduction in plasma HBV viral DNA at 12 weeks of 3.9 log10, 3.9 log10 and 4.1 log10 units, respectively, (greater than 99.9% clearance of the virus in plasma). Patients treated with ANA380 at the lower dose levels of 30 mg and 60 mg dose levels experienced a lesser reduction in plasma HBV viral DNA at 12 weeks of 2.8 log10 units and 3.2 log10 units, respectively. Furthermore, patients experienced substantial reduction in levels of alanine aminotransferase (ALT), a commonly used marker of hepatocyte injury, which typically indicates a reduction in inflammation associated with HBV infection. Based on these data, proposed Phase IIb clinical trials are expected to focus on dose ranges around the 90 mg to 150 mg dose levels.

ANA380 was safe and well tolerated in the study, and there were no serious adverse events (SAEs) or dose-limiting toxicities reported. However, definitive conclusions regarding efficacy and product safety and tolerability cannot be made until the results of future clinical trials of longer duration in more patients are known. Given the increased number of currently available treatments for HBV as well as those in development, we are currently evaluating the competitive landscape as well as the need for a strong commercial partner to advance the development and potential commercialization of ANA380. At this time we are working to finalize the global clinical development plan with LGLS, and pending agreement with LGLS on next steps for the program, we intend to begin a Phase IIb dose selection study in 2007.

ANA975

We believe that ANA975 may have activity not only against HCV but also against chronic infections caused by HBV. Because interferon alpha is approved for use in the treatment of both HCV and HBV, we expect that the mechanism of action of isatoribine may provide utility in HBV-infected patients in a similar manner as in HCV-infected patients. As a result, pending completion of the toxicological analysis of ANA975, we intend to explore the use of ANA975 for the treatment of HBV, both as a single agent and in combination with nucleoside or nucleotide analogs.

Cancer Program

ANA773

We believe that our most recently selected product candidate, ANA773, may have significant potential for treating a variety of diseases, in particular certain cancers. A TLR agonist for treating cancer is not without precedent. The FDA has approved a TLR-7 agonist in a topical formulation, marketed as Aldara™ (imiquimod), for treating superficial basal cell carcinoma and external genital and perianal warts. In addition, Pfizer, in collaboration with Coley Pharmaceuticals, is currently conducting a late stage clinical trial of a TLR-9 agonist for the treatment of cancer. We expect to file an IND in 2007 to study ANA773 in cancer.

Our Drug Discovery and Development Capabilities

We intend to expand our product candidate portfolio by utilizing our internal drug discovery and development capabilities. Our drug discovery efforts have a particular focus on both TLR-based small molecule product candidates and structure-based drug design combined with medicinal chemistry. We believe this enables us to engage in the efficient discovery and development of new product candidates. We have developed expertise in identifying and prioritizing targets, high-throughput screening and medicinal chemistry.

Core Expertise

TLR-Based Small-Molecule Product Candidates

We are using the clinical proof-of-concept that we previously established with isatoribine together with our expertise in TLR-based biology and chemistry to build a portfolio of product candidates. TLRs are present in certain immune system cells and serve to activate the body's immune system. There are 10 functional human TLRs (TLR1 to 10) that have been identified by researchers in recent years. Our effort in this area focuses on small molecules targeting TLRs primarily for use against viral infections and cancer.

We believe that certain TLRs offer new opportunities for the development of small-molecule immune-based medicines for viral diseases and cancer. We believe these same TLRs also have the potential to address other therapeutic applications such as asthma, allergies and vaccine adjuvants. We will consider pursuing these additional therapeutic areas with appropriate partners.

Structure-Based Drug Design & Medicinal Chemistry

The targets of drugs are most often macromolecules that carry out essential biological functions. Such macromolecules adopt one or more specific shapes, or conformations, in three-dimensional space. While the structure of a target is critical for its biological function, the structure also determines the chemical nature of compounds that can bind to and modulate the function of the target. Knowledge of the three-dimensional structure of a target can offer important guidance in the search for compounds that bind the target and offer potential as drug candidates.

Structural information on a given target can be useful during the initial stages of a drug discovery program as we seek to increase binding affinity or during later stages as we seek the optimal balance of many parameters that ultimately control the pharmacology of drug candidates.

Collaboration and Licensing Agreements

Novartis International Pharmaceuticals Ltd.

On June 1, 2005, we entered into a License and Co-Development Agreement with Novartis for the development and potential commercialization of ANA975 and potentially additional TLR-7 oral prodrugs for chronic HCV and HBV infections, as well as other potential infectious disease indications. Under the agreement, the parties are collaborating to develop one or more isatoribine prodrugs or other TLR-7 compounds for the treatment of HCV and HBV. Novartis has exclusive worldwide rights to such compounds, subject to our co-promotion option in the United States, described below.

During July 2005, we received from Novartis an upfront license payment of $20 million, and in September 2005 we received a $10 million milestone payment triggered by the acceptance of our IND filing application with the United States Food and Drug Administration for ANA975. We could receive up to an additional $540 million for achievement of specified development, regulatory and sales milestones. Receipt of future milestone payments is subject to the attainment of product development and commercialization objectives under the agreement.

Under the Agreement, Novartis is funding 80.5% of the development costs of ANA975, our lead product candidate under the collaboration, and we are funding 19.5% of such development costs, subject to certain limitations. Development under the collaboration is overseen by committees with equal representation by the parties, with Novartis having the final right to make certain decisions. If a product is approved for sale, we are also eligible to receive royalties that will increase with increasing levels of sales of marketed products, subject to reduction to account for payments made by Novartis to third parties for any required licenses and for generic competition in certain circumstances. In addition, we have the option to co-promote the lead product in the United States for the HCV and HBV indications. If we exercise our co-promotion option, we will fund 35% of the U.S. commercialization costs for the lead product, subject to certain limitations, and receive 35% of profits from U.S. sales of the lead product instead of royalties on U.S net sales for the HCV and HBV indications. Whether we exercise the co-promotion option or not, we will receive royalties on net sales of products for HCV and HBV indications outside the U.S.

Under the terms of the Agreement we granted Novartis a time-limited exclusive option to evaluate and potentially negotiate for our licensing rights in ANA380, a compound currently in Phase II clinical trials that we are jointly developing with LG Life Sciences. During 2006 this exclusivity time period expired and we may now negotiate with other parties for a potential license or collaboration around our rights to ANA380.

The IND for our HCV product candidate ANA975 is currently on full clinical hold by the FDA. In June 2006, we suspended dosing in our ANA975 Phase Ib trial in patients with chronic hepatitis C pending additional analysis of then recently obtained information from pre-clinical 13-week toxicology studies in animals. Together with Novartis we have initiated a new toxicology study and plan to analyze the complete results from that study and discuss the status of the program with the FDA in the second half of 2007. Pending the successful outcome of the studies and our discussions with the FDA, we intend to resume clinical trials with ANA975.

Hoffmann-La Roche Inc.

On July 28, 2004, we entered into a drug discovery collaboration with Hoffmann-La Roche, Inc. (Roche). Under the terms of the agreement, we received research and development funding from Roche, and in exchange we engaged our drug discovery capabilities, including medicinal chemistry, structure-based drug design, cheminformatics and biology to advance lead compounds against an undisclosed Roche program. Under the terms of the agreement, we were entitled to receive up to $2.6 million in research funding and, if certain milestones are achieved, are entitled to certain milestone payments which may total up to $10.0 million for each product candidate and royalties on net sales of any new drug resulting from the collaboration that is commercialized by Roche. There is no guarantee that we will receive any milestone or royalty payments under this agreement. Under the terms of this agreement, we have received $2.5 million from Roche through research funding payments. During the first quarter of 2006, we completed our performance under this agreement.

LG Life Sciences, Ltd.

On April 18, 2004, we entered into a global joint development and license agreement with LGLS for the clinical development and commercialization of ANA380 for the treatment of chronic HBV infection. Our commercialization territories are North America, Europe, Japan and the rest of the world other than China, Korea, India and countries in Southeast Asia. Under the terms of the agreement, we are sharing the costs for the global clinical development of ANA380 with LGLS. In connection with the execution of the agreement, we paid a licensing fee of $4 million during May 2004 to LGLS. In addition, we may be required to make additional milestone payments totaling up to $25.5 million, subject to the attainment of product development and commercialization objectives. Under the agreement, we will pay royalties to LGLS on any product sales in our territories and will receive royalties from LGLS on any product sales in China.

Aphoenix, Inc.

On September 3, 2004, we entered into a drug discovery collaboration agreement with Aphoenix, Inc. to discover and advance lead compounds against Aphoenix targets for multiple therapeutic indications. Under the terms of the agreement, we will receive research funding of $1.25 million over the three-year term of the agreement. As of December 31, 2006, we have received $875,000 in research funding from Aphoenix of which approximately $425,000 was deferred as of December 31, 2006. During 2006, we received a $100,000 milestone payment under the terms of the collaboration for conducting certain activities. We may receive additional payments in the form of milestone and royalty payments provided that certain success criteria are met under the collaboration. There is no guarantee we will receive any royalty payments or milestone payments under the agreement.

Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.)

In December 2002, we entered into an agreement with Valeant and Ribapharm, Inc., which replaced and superseded prior agreements from 1999 and early 2000 relating to our exclusive license from these licensors of six compounds (including isatoribine). Under the current agreement, we have an exclusive worldwide license to six antiviral compounds (including isatoribine), their prodrugs, metabolites, and the methods of using such compounds, prodrugs and metabolites. We also have the right to receive assignment of the issued patents covering the licensed matter at the time the patents are issued. Under the agreement, we are entitled to receive milestone payments, which may total up to $425,000 for each product candidate if certain clinical milestones are achieved. In connection with this agreement we have made a minimum royalty commitment of $50,000 during the year ended December 31, 2006. We will be required to pay $75,000 for the year ended December 31, 2007 and $100,000 for each of the nine years thereafter.

Manufacturing and Supply

All of our manufacturing is out-sourced to third parties, with control by our internal managers. We rely on third-party manufacturers and our collaborators to produce sufficient quantities of ANA975 and ANA380 for use in clinical trials. For example, we depend on LGLS to manufacture clinical supplies of ANA380. We intend to continue this practice for any future clinical trials and large-scale commercialization of ANA975, ANA380, ANA773 and for any other potential products for which we retain significant development and commercialization rights. All of our current product candidates are small-molecule drugs. Historically, these drugs have been simpler and less expensive to manufacture than biologic drugs.

Intellectual Property

Our policy is to pursue patents and to otherwise endeavor to protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely upon trade secrets that may be important to the development of our business.

Our success will depend in large part on our ability to:

- Obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;
- Defend and enforce our patents;
- Preserve the confidentiality of our trade secrets; and
- Operate without infringing the patents and proprietary rights of third parties.

As of December 31, 2006, we had approximately 18 issued U.S. patents, 40 foreign patents and over 260 pending patent applications worldwide. Of these, 1 issued U.S. patent, 2 pending U.S. patent applications and approximately 135 pending foreign patent applications relate to ANA975. In addition, 2 of the U.S. patents and approximately 25 of the foreign patents relate to isatoribine and expire in 2007 or 2008. We obtained rights to the isatoribine patents through our agreement with Valeant Pharmaceuticals International. The patents and patent applications include coverage of our drug discovery technologies, composition of matter claims as well as method of use claims. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions of matter in order to enhance our intellectual property position in our areas of therapeutic focus.

After the patents related to isatoribine expire, we will have no direct means to prevent third parties from making, selling, using or importing isatoribine in the U.S., Europe or Japan. Our current plans are to pursue the development and commercialization of oral prodrugs of isatoribine for which we have applied for composition of matter patent coverage.

We intend to aggressively prosecute our patent applications and enforce and defend our patents and otherwise enforce and defend our proprietary technology. Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors.

We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our practice is to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or other relationships with us. These agreements generally provide that all confidential information developed by or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties. In the case of employees, the agreements generally provide that all discoveries, developments, inventions and other intellectual property conceived or reduced to practice by the individual while employed by us will be our exclusive property. In the case of advisors and consultants, the agreements generally provide that all discoveries, developments, inventions, and other intellectual property conceived or reduced to practice by the individual as a result of performance of services for us and not resulting from research related to work supported by another entity with which the individual is party to a confidentiality agreement, shall be our exclusive property. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy to us in the event of unauthorized disclosure of confidential information or other breaches of the agreements.

Competition

The biotechnology and pharmaceutical industries are very competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover or develop will be competing with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals that target the same diseases and medical conditions that we are targeting. We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of HCV, HBV, certain cancers, and other viral infections. Due to the level of focus on developing treatments for these indications, ongoing research efforts are intense and new treatments are being sought out and developed by our competitors.

Various companies are developing or commercializing products that are used for the treatment of chronic viral HCV, chronic viral HBV, other viral infections, and cancers that we have targeted for product development. Some of these products use therapeutic approaches that may compete directly or indirectly with ANA975, ANA380, ANA773 or ANA59X.

Treating HCV with Interferon-based Therapies

Interferon-related therapies have been the standard treatment for HCV since the mid-1990s. Although interferons show antiviral effects, they are injectable products and cause numerous side effects. Next generation interferon-based therapies, so-called pegylated interferons, were developed to provide an improved dosing regimen with both Pegasys (marketed by Roche) and Peg-Intron (marketed by Schering-Plough) approved as once-per-week products.

However, many patients experience unpleasant side effects when receiving interferon-based therapies, including flu-like symptoms such as fatigue, pyrexia, myalgia, cough, headache, and rigors, psychiatric reactions, such as depression, irritability and anxiety, as well as neutropenia and thyroid dysfunction. Due to the nature of HCV infection, patients may not show any symptoms from the HCV itself when they initiate therapy. Ironically, harsh side effects often make patients feel sicker than the disease itself. As a result, physicians often delay treatment of HCV-infected patients until tests of liver function demonstrate initial liver degeneration due to the infection. According to the National Institutes of Health, harsh side effects have caused discontinuation of treatment in approximately 10 to 14 percent of patients. These side effects also require additional drug therapies, which increase the cost to the patient. Further, the optimal dose, treatment length and response rates to interferon and ribavirin therapy vary considerably based on HCV genotype and mode of therapy, i.e., monotherapy or combination therapy.

Our internal market research analysis leads us to believe that an oral formulation of ANA975 would be well received by patients and physicians and could potentially replace or complement pegylated interferon in certain populations, especially where patient compliance is a concern. If authorized by the FDA, ANA975 would compete to replace or complement various interferon-based treatments for HCV already approved and on the market, including: Peg-Intron (pegylated interferon-alpha-2b) and Intron-A (interferon-alpha-2b), which are marketed by Schering-Plough and Pegasys (pegylated interferon-alpha-2a) and Roferon-A (interferon-alpha-2a), which are marketed by Roche. In addition, Infergen (consensus interferon/interferon alfacon-1) is marketed by InterMune.

Currently available pegylated interferons are utilized as a once-a-week injection for 24-48 weeks, an inconvenient but necessary treatment due to the lack of alternative oral formulations. If side effects and the inconvenience of once-a-week injections are managed, patients infected with genotype-1 virus — the most frequent genotype in the U.S. — should expect no more than a 50 percent chance of suppressing the virus six-months after the end of treatment. In HCV therapy this is referred to as achieving a sustained viral response (SVR). In addition to an improved route of administration, product candidates such as ANA975 may offer significant clinical benefit to HCV patients with expected fewer side effects and potentially an improved SVR.

Direct Antivirals in Development for Treating of HCV

With the possible approval of direct antiviral HCV treatments in the next several years, the potential of ANA975 could be further enhanced. First-in-class direct antivirals are currently being investigated in conjunction with interferon-based treatments, with and without ribavirin. Valopicitabine (NM-283, Novartis/Idenix), an oral NS5B polymerase nucleoside inhibitor, is currently completing Phase IIb trials. In addition, VX-950 (Vertex/Mitsubishi/Johnson & Johnson) and SCH-503034 (Schering-Plough), oral NS3 protease inhibitors, are currently in Phase II clinical trials. If ANA975 is successful in competing with interferon-based products in current standard-of-care regimens, we believe that ANA975 would have the potential to be used in place of interferon-based products and in combination with direct antivirals. We are also developing our own direct antiviral, ANA59X, as a potential HCV therapy, which will compete with other non-nucleoside polymerase inhibitors in development. If commercialized, ANA59X could potentially be used in combination with ANA975 and/or direct antivirals acting via different mechanisms.

Treating HBV with Direct Antivirals & Interferon

Current small-molecule treatments for HBV include lamivudine (Epivir®) from GlaxoSmithKline and adefovir (Hepsera®) from Gilead. Recently, Intron-A and Pegasys have been approved in the U.S. and Europe for the treatment of HBV. Also, entecavir (Baraclude®) from Bristol-Myers Squibb Co. and telbivudine (Tyzeka®) from Idenix Pharmaceuticals have received FDA approval for the treatment of HBV in the U.S. In addition, tenofovir (Viread®), an approved HIV compound from Gilead, is progressing through a Phase III trial to gain a label claim for HBV. Direct antiviral therapies offer an improved treatment alternative over interferon-based therapies because of their improved side effect profile and more convenient oral formulation. However, currently marketed antiviral therapies have significant long-term limitations, including incomplete seroconversion (restoration of immune containment of the virus), and the emergence of HBV variants resistant to lamivudine.

Competitive Risks

We have only initiated Phase I and Phase Ib clinical trials of ANA975, and the IND for this compound is currently on full clinical hold. Specifically, we have completed three Phase I clinical trials (Study 501, Study 502 and Study 503) of ANA975 in healthy volunteers and began a Phase Ib trial (Study 504) in HCV patients prior to this trial being put on hold. Moreover, we have only completed a Phase II trial with ANA380 in HBV. Therefore, it is difficult to predict the efficacy, safety and tolerability that these product candidates will demonstrate in larger, more diverse patient populations infected with either HCV or HBV. It is also difficult to predict whether these product candidates will be used as single agents or in combination therapies, or if these product candidates will cause any toxicity issues, potential side effects, or other negative indications associated with their long-term use. During the course of future clinical trials, we may discover that these product candidates are less effective, require unacceptable dosing regimens, or have a similar side effect profile as the profile associated with current therapies or future competitors. This may result in our product candidates being less advantageous or less desirable from a patient and treating physician perspective as compared to current therapies for HCV or HBV.

We face competition from pharmaceutical and biotechnology companies both in the U.S. and abroad. Our competitors may utilize discovery technologies and techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do. Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do and far more experience in the discovery and development of product candidates and the commercialization of potential products. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

We believe that our ability to compete depends, in part, upon our ability to create, maintain and license scientifically advanced technology. Further, we need to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the substantial time period between technological conception and commercial sales of products based upon our technology.

We expect that competition among HCV, HBV and certain cancer and antiviral products approved for sale will be based on various factors, including improved product efficacy, safety and tolerability, ease of administration (*e.g.*, oral vs. intravenous administration), availability, price, reimbursement status and patent position. Potential competitors may develop treatments for HCV or HBV or other technologies and products that are more effective and/or safer or more convenient than our product candidates or that would make our technology and product candidates obsolete or non-competitive.

Government Regulations

We are subject to regulation by the U.S. Food and Drug Administration (FDA) and comparable regulatory agencies in foreign countries with respect to the development and commercialization of products and services resulting from our drug discovery activities. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, efficacy, labeling, storage, record keeping, advertising and promotion of these products and services.

As an initial step in the drug approval process of pharmaceuticals, an applicant typically conducts preclinical laboratory and animal studies of the product candidate. Following these studies, the applicant will submit an Investigational New Drug (or equivalent) (IND) application to the FDA (or comparable foreign regulatory agency). Once the IND becomes effective, the applicant can commence clinical studies of the product candidate in humans to determine safety, tolerability and efficacy. Following clinical studies, the marketing of a new drug requires the filing of a New Drug Application (NDA) with the FDA and its subsequent approval (similar requirements exist within foreign agencies). The process required by the FDA and comparable agencies before a pharmaceutical or biologic device may be marketed in the U.S. or in any other country generally requires many years and substantial effort and financial resources, and approval from the FDA may not be received in a timely manner, if at all. The time required to satisfy FDA requirements or similar requirements of foreign regulatory agencies may vary substantially based upon the type, complexity and novelty of the product or the targeted disease. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Under the FDA's regulations, the clinical testing program required for marketing approval of a new drug typically involves three sequential phases, which may overlap.

- Phase I: Studies are conducted on normal, healthy human volunteers to determine safety, dosage tolerance, absorption, metabolism, distribution and excretion. If possible, Phase I studies may also be designed to gain early evidence of effectiveness.

- Phase II: Studies are conducted on small groups of patients afflicted with a specific disease to gain preliminary evidence of efficacy, to determine the common short-term side effects and risks associated with the substance being tested and to determine dosage tolerance and optimal dosage.

- Phase III: Involves large-scale studies conducted on disease-afflicted patients to provide statistical evidence of efficacy and safety and to provide an adequate basis for physician labeling.

Frequent reports are required in each phase, and, if unwarranted hazards to subjects are found, the FDA may request modification or discontinuance of clinical testing until further preclinical testing is conducted. Additional testing (Phase IV) may be conducted after FDA approval for marketing is granted and could be designed to evaluate alternative utilizations of drug products prior to their being marketed for such additional utilizations as well as to test for complications resulting from long-term exposure not revealed in earlier clinical testing.

Environmental and Safety Matters

Our research and development involves the controlled use of biological, hazardous and radioactive materials and waste. We are also subject to numerous federal, state and local environmental and safety laws and regulations, including those governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. The cost of compliance with and any violation of these regulations could have a material adverse effect on our business and results of operations. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure investors that accidental contamination or injury from these materials will not occur.

To date, compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we are not able to predict the extent of government regulation, and the cost and effect thereof on our results of operations, which might result from any legislative or administrative action pertaining to environmental or safety matters. In the event of contamination or injury, we could be held liable for substantial damages or penalized with fines in an amount exceeding our resources, and our clinical trials could be suspended. In addition, we may have to incur significant costs to comply with future environmental laws and regulations.

Employees

As of March 1, 2007, we had 86 full-time employees, including 69 in research and development, and the balance in general and administrative positions, with 36 of our employees holding Ph.D. degrees and 2 of our employees holding M.D. degrees. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of March 15, 2007:

Name	Age	Position
Lawrence C. Fritz, Ph.D.	54	Chief Executive Officer, President and Director
Stephen T. Worland, Ph.D.	49	President, Pharmaceuticals
James T. Glover	57	Senior Vice President, Operations and Chief Financial Officer
Devron R. Averett, Ph.D.	57	Chief Scientific Officer
James L. Freddo, M.D.	51	Chief Medical Officer
Mary Yaroshevsky-Glanville	42	Vice President, Human Capital
Carol G. Gallagher, Pharm.D.	42	Vice President, Corporate Development and Commercial Affairs
Elizabeth E. Reed, J.D.	36	Vice President, Legal Affairs and Corporate Secretary

Lawrence C. Fritz, Ph.D. joined us as President and Chief Executive Officer and a member of the Board of Directors on November 20, 2006. Previously, he founded and developed several successful biotechnology companies. He founded Conforma Therapeutics and served as its President and CEO from inception in 1999 through its acquisition by Biogen Idec in 2006. Conforma pioneered a new approach to cancer therapy, developing drugs that induce tumor cells to degrade their deregulated signaling proteins. Dr. Fritz was also a founder and Director of Cabrellis Pharmaceuticals, a specialty pharma cancer company spun-out from Conforma in conjunction with Biogen Idec's acquisition. Cabrellis was acquired by Pharmion Corporation in November 2006. Prior to Conforma, Dr. Fritz co-founded both Athena Neurosciences, now wholly-owned by Elan Corporation, and Idun Pharmaceuticals, subsequently acquired by Pfizer. As Vice President of Research at Athena, his work led to the clinical development of products for multiple sclerosis, Alzheimer's disease, and neuromuscular disorders. While Executive Vice President, Research at Idun, he led R&D teams that pioneered pharmaceutical applications in the field of programmed cell death, or apoptosis. These efforts led to new approaches to the treatment of hepatitis C, inflammation, and cancer. Dr. Fritz holds an A.B. Degree in Biochemical Sciences from Harvard, a M.Sc. Degree in Physiology from University College London, and a Ph.D. in Biophysics from The Rockefeller University.

Stephen T. Worland, Ph.D. joined us as our Chief Scientific Officer in 2001 and was promoted to Executive Vice President, Head of Research and Development in October 2004. In December 2005 he was named Executive Vice President, Pharmaceuticals, assuming additional responsibilities, including strategic planning and corporate development, while continuing to lead Anadys' R&D efforts. In June 2006 he was named President, Pharmaceuticals. From 1999 to 2001 he was Vice President, Head of Antiviral Research, at Agouron Pharmaceuticals, a Pfizer Company. Dr. Worland was at Agouron from 1988 through the acquisition of Agouron by Warner-Lambert in 1999. Dr. Worland was a National Institutes of Health Postdoctoral Fellow in Molecular Biology at Harvard University from 1985 to 1988. He received his B.S. in Biological Chemistry from the University of Michigan and his Ph.D. in Chemistry from the University of California, Berkeley.

James T. Glover joined us in September 2006 as Senior Vice President, Operations, and Chief Financial Officer. He is responsible for the company's operational and financial activities. Mr. Glover joined us from Beckman Coulter, Inc., a $2.4 billion global clinical diagnostics and biomedical research company, where he served as Senior Vice President and Chief Financial Officer since 2003. During his 17-year tenure at Beckman Coulter, he held a variety of significant management positions, including: Vice President, Controller and Chief Accounting Officer (2003); Vice President and Treasurer (1999 to 2003); Vice President and Controller (1993-1999); Vice President-Strategic Planning & Program Management, Diagnostic Division (1993); Vice President-Controller/Divisional CFO (1989-1993). Prior to that, Jim worked for six years with several divisions of SmithKline Beckman, Inc., including Allergan, Inc. Mr. Glover, a certified public accountant, holds a Master of Business Administration from Pepperdine University and a B.S. in Accounting from California State Polytechnic University.

Devron R. Averett, Ph.D. joined us as our Senior Vice President, Research, Development and Medical in 2000 and later served as Senior Vice President, Drug Development before he was promoted to Chief Scientific Officer in October 2004. From 1996 to 1999, Dr. Averett was Senior Vice President, Research and Development for Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.). Prior to this, Dr. Averett held a variety of positions of increasing responsibility at Glaxo Wellcome and Burroughs Wellcome Co., culminating in global leadership roles in discovery and clinical virology. Dr. Averett received his B.S. in Chemistry and M.S. in Microbiology from the University of Georgia and his Ph.D. in Microbiology and Immunology from the University of North Carolina.

James L. Freddo, M.D. joined us in July 2006. He is responsible for directing the Company's clinical programs, including the clinical development of ANA975 and ANA380. Dr. Freddo joined us from Pfizer. Since August 2005, he had been Vice President, Clinical Site Head and Development Site Head, Pfizer Global Research and Development, La Jolla. Previously at Pfizer, he was Executive Director, Site Therapeutic Area Leader, Clinical Development, Oncology. While at Pfizer, Dr. Freddo led the team responsible for the registration of Sutent® (sunitinib malate), a drug approved by the U.S. Food and Drug Administration (FDA) in January 2006 for treating advanced kidney cancer and gastrointestinal stromal tumors. Prior to Pfizer, Dr. Freddo held a variety of senior management positions at Wyeth-Ayerst Research from December 1996 until June 2002, including Senior Director, Oncology, Senior Director, Infectious Diseases, and Senior Director, Transplantation Immunology. He holds a B.S degree in Medical Technology from the State University of New York at Stony Brook, Stony Brook, NY, and a M.D. degree from the University of North Carolina, Chapel Hill, NC, where he also completed his fellowship training.

Mary Yaroshevsky-Glanville joined us in April 2001 and has served as our Vice President, Human Capital since December 2005. Ms. Yaroshevsky- Glanville served as our Senior Director, Human Capital from August 2002 to December 2005 and Director of Human Capital from April 2001 to August 2002. She served as Director of Human Resources at Inflazyme Inc. from 2000 to 2001. Prior to that time, Ms. Yaroshevsky-Glanville served as Director of Human Resources at Inex Pharmaceuticals Corp. from 1995 to 2000 and as Manager, Human Resources and Office Administration at Inex from 1994 through 1995. Ms. Yaroshevsky-Glanville has a Human Resources Management Certificate from the British Columbia Institute of Technology, has received a Certified Human Resources Professional designation from the Human Resources Management Association, and holds a B.Sc. in Computer Information System Management from the DeVry Institute of Technology.

Carol G. Gallagher, Pharm.D. joined us as Vice President, Corporate Development and Commercial Affairs in April 2006. She is responsible for commercial affairs, including business development, market planning and strategic planning. Prior to joining us, Dr. Gallagher was the Vice President, Sales, Marketing and Product Planning at CancerVax Corporation, where she was employed since December 2003. From January 2002 to November 2003 Dr. Gallagher was Senior Director of Oncology Marketing at Biogen Idec, Inc. During that time, her role included leadership of the Rituxan(r) collaboration with Genentech, Inc. Previously, Dr. Gallagher was Director, Global Marketing Planning for Oncology and Ophthalmology at Pfizer, Inc. She also held other marketing positions, including product and new product management roles at Agouron Pharmaceuticals, prior to its acquisition by Pfizer. From 1989 to 1997, she held various sales and marketing positions at both Eli Lilly and Co. and Amgen, Inc. Dr. Gallagher holds a Doctor of Pharmacy degree from the University of Kentucky.

Elizabeth E. Reed, J.D. joined us in October 2001 and has served as our Vice President, Legal Affairs and Corporate Secretary since December 2006. Ms. Reed served as our Senior Director, Legal Affairs and Corporate Secretary from December 2002 to December 2006, as our Director of Legal Affairs and Corporate Secretary from January 2002 through December 2002 and as our Director of Legal Affairs from October 2001 through January 2002. Prior to joining us, Ms. Reed was associated with the law firm of Cooley Godward LLP from 1998 to 2001. Prior to Cooley Godward, Ms. Reed was associated with the law firm of Brobeck, Phleger & Harrison LLP. Ms. Reed is a member of the State Bar of California and received her B.S. in Business Administration with an emphasis in finance from the Haas School of Business at the University of California, Berkeley and holds a J.D., *cum laude*, from Harvard Law School.

Company Website

We file annual, quarterly, current reports, proxy statements and other information with the Securities and Exchange Commission. Our primary website can be found at http://www.anadyspharma.com. We make available free of charge at this website (under the "Investors — SEC Filings" caption) all of our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and amendments to those reports. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission. Furthermore, we also make available on our website free of charge, and in print to any shareholder who requests it, the Committee Charters for our Audit, Compensation, and Corporate Governance and Nominating Committees, as well as the Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Company. Amendments to these documents or waivers related to the Code of Business Conduct and Ethics will be made available on our website as soon as reasonably practicable after their execution.

The Company was incorporated in Delaware in September 1992 as ScripTech Pharmaceuticals, Inc., and in 1994 we changed our name to Scriptgen Pharmaceuticals, Inc. In May 2000, following the addition of a substantially new management team and the infusion of new capital, product candidates and technologies, we changed our name to Anadys Pharmaceuticals, Inc.

Item 1A. Risk Factors

You should consider carefully the following information about the risks described below, together with the other information contained in this Annual Report and in our other public filings before making any investment decisions regarding our stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

In June 2006 we suspended our 28-day clinical trial of ANA975 in HCV infected patients, and we do not currently know when or if we will be able to resume dosing. If dosing is substantially delayed or if clinical development of ANA975 is terminated, our stock price could decline significantly.

In June 2006, we suspended dosing in our 28-day clinical trial of ANA975 in HCV infected patients due to then newly obtained information from pre-clinical 13-week animal toxicology studies. Subsequently, the FDA put our ANA975 IND on full clinical hold. In November 2006 we initiated a new 13 week pre-clinical toxicology study in animals, however, we cannot currently predict when or if we will be able to resume dosing ANA975 in humans. There is no guarantee that ANA975 clinical trials will be resumed at all. Based on existing and future toxicology data, we may not be able to identify a dose that we expect to provide therapeutic benefit without causing unacceptable adverse events, in which case we would likely terminate the ANA975 development program. A delay in resuming dosing or the termination of the clinical development of ANA975 could cause our stock price to decline significantly.

The IND covering the ANA975 development plan in the U.S. is currently on full clinical hold and we will need to obtain agreement with the FDA and regulatory authorities in Europe prior to resuming clinical trials.

In June 2006, we voluntarily suspended dosing in our 28-day Phase Ib clinical trial of ANA975 in HCV-infected patients and the FDA subsequently notified us that it was placing the IND covering ANA975 on full clinical hold. We will need to gain agreement with the FDA on the significance of the toxicological findings and the future clinical trial design prior to resuming clinical trials with ANA975. If we are unable to show a data package that the FDA finds acceptable to support future clinical trials, the FDA may decline to lift the clinical hold, in which case we will not be permitted to conduct clinical trials of ANA975 in the U.S. or ultimately seek or obtain U.S. regulatory approval for commercialization for ANA975. Similarly, we will need to gain agreement from the applicable regulatory authorities in Europe prior to resuming dosing of ANA975 in Europe.

We currently depend on one collaboration partner, Novartis, for substantially all our revenues and for commercialization of one of our lead product candidates, and we may depend on Novartis for commercialization of other product candidates. If our development, license and commercialization agreement with Novartis terminates, our business will be seriously harmed.

We have licensed our product candidate ANA975 under a development, license and commercialization agreement with Novartis, dated June 1, 2005, which we refer to as the collaboration agreement. We may derive substantially all of our near-term revenues from Novartis. Novartis may terminate the collaboration agreement in any country or with respect to any product or product candidate licensed under the collaboration agreement for any reason. If the collaboration agreement is terminated in whole or in part and we are unable to enter similar arrangements with other collaborators, our business would be materially and adversely affected.

The success of ANA975 depends heavily on our collaboration with Novartis. If Novartis is unwilling to further develop or commercialize ANA975, or experiences significant delays in doing so, our business may be materially harmed.

As a result of the joint development aspect of our collaboration agreement with Novartis, the future success of our TLR-7 HCV and HBV programs and the continued funding from Novartis will depend in large part on our ability to maintain our relationship with Novartis with respect to ANA975 or any other product candidate licensed under the collaboration agreement. We do not have a significant history of working together with Novartis and cannot predict the success of the collaboration. We cannot guarantee that Novartis will not reduce or curtail its efforts to develop ANA975 with us because of changes in its research and development budget, its internal development priorities, its perceptions of the viability of the ANA975 program, the success or failure of its other product candidates or other factors affecting its business or operations. For example, Novartis recently in-licensed rights to Albuferon from Human Genome Sciences and there is no guarantee that Novartis will not re-prioritize its HCV development efforts in favor of Albuferon at the expense of ANA975. Furthermore, prior to resuming clinical trials with ANA975, we will need to gain agreement with Novartis on the impact that the recent 13 week toxicological observations will have on the future development of ANA975 and will need to agree to any necessary modifications to the pre-clinical and clinical development plan for ANA975. Although we have initiated a new 13 week pre-clinical animal toxicology study with ANA975, there is no guarantee that we will reach agreement with Novartis on the future development of ANA975. If we are not able to maintain a positive relationship with Novartis with respect to ANA975, we may not be able to effectively develop or commercialize products based on ANA975, in which case our TLR-7 based development and commercialization efforts could be significantly impaired. If we materially breach this collaboration agreement and are unable within an agreed time period to cure such breach, the collaboration agreement may be terminated by Novartis and we may be required to grant Novartis an exclusive license to develop, manufacture and/or sell such products. Any loss of Novartis as a collaborator in the development or commercialization of ANA975, dispute over terms of, or decisions regarding the collaboration or other adverse developments in our relationship with Novartis would materially harm our business and might accelerate our need for additional capital.

We may not realize the anticipated benefits of the development and potential commercialization of ANA380 for HBV.

In April 2004, we entered into an agreement with LGLS for the joint development and potential commercialization of ANA380. Under the terms of the agreement, we and LGLS are jointly conducting and equally funding the global clinical development of ANA380 for HBV and LGLS has granted to us an exclusive license to commercialize ANA380 as a therapy for chronic HBV in North America, Europe, Japan and all other countries in the world other than China, Korea, India and countries in Southeast Asia. As a result of the joint development aspect of our agreement with LGLS, the future success of our HBV programs will depend in part on our ability to maintain our relationship with LGLS with respect to ANA380. We cannot guarantee that LGLS will not reduce or curtail its efforts to develop ANA380 with us because of changes in its research and development budget, its development priorities or other factors affecting its business or operations. Additionally, if we are not able to maintain a positive relationship with LGLS with respect to ANA380, we may not be able to effectively develop or commercialize products based on ANA380, in which case our HBV development and potential commercialization efforts could be significantly impaired and our ability to generate anticipated product revenues may suffer. Furthermore, given the increased number of currently available treatments for HBV as well as those in development, we and LGLS are continuing to evaluate the market opportunity for ANA380. As part of this evaluation, we are assessing the overall projected costs of our ANA380 program and the potential market opportunity for ANA380 if it is ultimately commercialized as a treatment for HBV and are assessing whether collaborating with a regional or global pharmaceutical partner may be the most cost-effective way to pursue Phase III trials and commercialization. At this time, we are in discussions with LGLS regarding next steps for the program and the global development plan and, pending agreement with LGLS regarding next steps for the program, we are preparing to initiate a Phase IIb dose selection trial with ANA380 in 2007. However, there is no guarantee that we will be able to reach agreement with LGLS on the global development plan, initiate the Phase IIb dose selection trial, or realize the anticipated benefits of the development and potential commercialization of ANA380. If we are unable to do so, then our business could be materially and adversely affected and our stock price could decline significantly.

We are continuing to evaluate the animal toxicology observations that led to the suspension of dosing in our ANA975 HCV clinical trial. To the extent that the toxicology observations are mechanism related and if we are unable to identify levels of immune stimulation that provide sufficient therapeutic benefit with an acceptable safety profile, our ANA773 program for cancer and our other earlier stage TLR7 programs could be negatively impacted, causing our stock price to decline.

ANA975 is an oral prodrug of isatoribine, a TLR-7 agonist. We are currently evaluating the toxicology observations from the 13-week animal studies that led to the suspension of dosing in our ANA975 HCV clinical trial to determine their potential impact, if any, on our other TLR-7 programs, including ANA773 and our earlier stage TLR-7 programs. To the extent that the toxicology observations are mechanism related, rather than compound specific, we will need to determine whether the level of immune stimulation induced by TLR-7 agonists can be modulated to achieve a potential therapeutic benefit with an acceptable safety profile. If we are unable to modulate the immunomodulatory effect with a dose that provides therapeutic benefit without causing unacceptable adverse events, then the future development of our other TLR-7 programs may be terminated, which would materially and adversely affect our business and cause our stock price to decline significantly.

The FDA may not allow us to proceed with dosing humans with ANA773 unless and until the outcome of our toxicology studies with ANA975 are more fully understood. Any delay to or cancellation of our ANA773 program could adversely affect our business and cause our stock price to decline.

We currently plan to file an IND with the FDA for ANA773 during the second half of 2007 and commence clinical trials in cancer patients pending the IND acceptance. Because ANA773 has the same mechanism of action as ANA975, it is possible that the FDA will not allow us to dose ANA773 in humans until the toxicological profile of ANA975 is more clearly understood. If results from the ongoing toxicology study with ANA975 are unfavorable or inconclusive, it is possible that the FDA will not allow us to go forward with our ANA773 clinical trials. Any such decision would negatively impact our drug development programs and could materially and adversely affect our business, causing our stock price to decline.

We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

Our December 31, 2006 cash, cash equivalents and marketable securities balance was $82 million. We believe that this balance and the development expense funding by Novartis for ANA975 will be sufficient to satisfy our anticipated cash needs for at least the next fiscal year. However, we may need or choose to seek additional funding within this period of time. In addition, we will need to raise additional capital at least within the next few years to, among other things:

- fund our research and development programs;
- fund our share of the further clinical development and regulatory review and approval of ANA975 and ANA380;
- establish and maintain manufacturing, sales and marketing operations;
- commercialize our product candidates, if any, that receive regulatory approval; and
- acquire rights to products or product candidates, technologies or businesses.

Our future funding requirements will depend on, and could increase significantly as a result of many factors, including:

- the progress of our clinical trials;
- the progress of our research activities;
- the number and scope of our research programs;

- the progress of our preclinical development activities;
- our ability to establish and maintain strategic collaborations;
- the costs involved in enforcing or defending patent claims and other intellectual property rights;
- the pace and timing of development activities conducted under joint development arrangements with our collaborators;
- the cost and timing of regulatory approvals;
- the costs of establishing or expanding manufacturing, sales and distribution capabilities;
- the costs related to development and manufacture of pre-clinical, clinical and validation lots for regulatory and commercialization of drug supply;
- the success of the commercialization of ANA380, ANA975 and additional products; and
- the extent to which we acquire or invest in other products technologies and businesses.

We do not anticipate that we will generate significant continuing revenues for at least several years, if ever. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements, project financing and grant funding, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

We may raise additional funds through public or private equity offerings, debt financings, project financings or corporate collaborations and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders' ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem capital stocks or make investments. In addition, if we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. For example, we might be forced to relinquish all or a portion of our sales and marketing rights with respect to potential products or license intellectual property that enables licensees to develop competing products.

If we fail to establish new collaborations, we may not generate sufficient revenue to attain profitability.

Our near and long-term viability will depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies. Since we do not currently possess the resources necessary to independently fully develop and commercialize other potential products that may be based upon our technologies, we will either need to develop or acquire these resources on our own, which will require substantial funding, time and effort, or will need to enter into additional collaborative agreements to assist in the development and commercialization of some of these potential products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or based on existing collaborations. If we fail to establish a sufficient number of additional collaborations on acceptable terms, we may not generate sufficient revenue. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of any product candidates or the generation of sales or royalty revenue.

We are at an early stage of development, and we may never attain product sales.

Our existing organizational structure was formed in May 2000. Since then, most of our resources have been dedicated to the development of our proprietary drug discovery technologies, research and development and preclinical and early stage clinical testing of compounds. Any compounds discovered or in-licensed by us will require extensive and costly development, preclinical testing and clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidates, ANA380 and ANA975 and any other compounds we discover or in-license, may never be approved for commercial sales. The time required to attain product sales and profitability is lengthy and highly uncertain, and we cannot assure you that we will be able to achieve or maintain product sales.

We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses and when we will become profitable, if ever.

We have incurred net operating losses since our incorporation in 1992, and through December 31, 2006 we have an accumulated deficit of $214.5 million. Our operating losses are attributable in large part to the significant research and development costs required to identify and validate potential product candidates and conduct preclinical studies and clinical trials. To date, we have generated limited revenues, consisting of one-time or limited payments associated with our collaborations or grants, and we do not anticipate generating product revenues for at least several years, if ever. We expect to increase our operating expenses over at least the next several years as we plan to fund our share of the development costs of our product candidates, further our research and development activities and potentially acquire or license new technologies and product candidates. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

The technologies on which we rely are unproven and may not result in the discovery or development of commercially viable products.

Our proprietary technologies and methods of identifying, prioritizing and screening molecular targets represent unproven approaches to the identification of drug leads that may possess therapeutic potential. Much of our research focuses on the biology of a specific receptor, or protein, named Toll-Like Receptor-7, or TLR-7, and on structure-based drug design. However, structure-based drug design is difficult, time-consuming and expensive. Additionally, the interaction between isatoribine and TLR-7 represents a new mechanism of action for the treatment of HCV and HBV, and there is no guarantee that an acceptable balance between therapeutic benefit and risk will be achieved with ANA975 in HCV- or HBV-infected patients. For example, in June 2006 we suspended dosing in our ANA975 clinical trials due to information from 13 week toxicology studies in animals while we conduct additional pre-clinical studies and evaluate whether there is an acceptable balance between therapeutic benefit and risk. Likewise, the use of a TLR-7 agonist represents a new mechanism of action for the treatment of cancer, and there is no guarantee that an acceptable balance between therapeutic benefit and risk will be achieved with ANA773 in cancer patients. Furthermore, there is no guarantee that TLR biology will result in an acceptable balance between therapeutic benefit and risk in any other therapeutic area, such as asthma, allergies or vaccine adjuvants. The process of successfully discovering product candidates is expensive, time-consuming and unpredictable, and the historical rate of failure for drug candidates is extremely high. Research programs to identify product candidates require a substantial amount of our technical, financial and human resources even if no product candidates are identified. If we are unable to identify new product candidates using our proprietary drug discovery technologies or capabilities, we may not be able to establish or maintain a clinical development pipeline or generate product revenue.

Novartis has the right under certain circumstances to market and sell products that compete with the product candidates and products that we license to it, and any competition by Novartis could have a material adverse effect on our business.

Novartis may under certain circumstances market, sell, promote or license, competitive products. Novartis has significantly greater financial, technical and human resources than we have and is better equipped to discover, develop, manufacture and commercialize products. In addition, Novartis has more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. Moreover, any direct or indirect competition with Novartis with respect to products that we have licensed to it could result in confusion in the market. In the event that Novartis competes with us, our business could be materially and adversely affected.

We are dependent on the commercial success of ANA975 or another oral prodrug of isatoribine or other TLR-7 agonists and we cannot be certain that ANA975 or any other oral prodrug of isatoribine or other TLR-7 agonists will be commercialized.

Most of our work to date with ANA975 has been limited to pre-clinical studies and early stage clinical trials in a small number of healthy volunteers. We have only recently begun clinical trials of ANA975 in HCV-infected patients and this trial is currently suspended and on clinical hold pending evaluation of toxicological findings and further discussion with Novartis and regulatory authorities. We will have to spend considerable additional time, money and effort before seeking regulatory approval to market any product candidates, including ANA975, another oral prodrug of isatoribine or another TLR-7 agonist. Our business prospects depend significantly on our ability to successfully complete clinical trials, obtain required regulatory approvals and successfully commercialize ANA975, another oral prodrug of isatoribine or another TLR-7 agonist. If we fail to commercialize ANA975, another oral prodrug of isatoribine or another TLR-7 agonist, we may be unable to generate sufficient revenues to attain profitability, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease.

Because the results of preclinical studies and initial clinical trials of isatoribine, ANA975 and ANA380 are not necessarily predictive of future results, we can provide no assurances that ANA975 or ANA380 will have favorable results in later clinical trials, or receive regulatory approval.

Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of isatoribine, ANA975 and ANA380 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HCV or HBV. The limited results we have obtained may not predict results from studies in larger numbers of patients drawn from more diverse populations and also may not predict the ability of isatoribine to achieve a sustained virologic response or the ability of ANA380 to provide a long-term therapeutic benefit. These initial trials have not been designed to assess the long-term therapeutic utility of isatoribine, ANA975 or ANA380. We will be required to demonstrate through larger-scale clinical trials that ANA975 and ANA380 are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. Furthermore, if concurrent toxicology studies have unexpected results, the clinical development of the compound at issue could be suspended, delayed and/or terminated. If ANA975, ANA380, or any other product candidate, fails to demonstrate sufficient safety and efficacy in any clinical trial or shows unexpected findings in concurrent toxicology studies, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. If we delay or abandon our development efforts related to ANA975 or ANA380, we may not be able to generate sufficient revenues to become profitable, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decrease significantly.

We will need to file an additional IND application to conduct trials of ANA975 for HBV in the U.S. and will need to continue our dialogue with the FDA as we and/or Novartis conduct additional trials of ANA975 in the U.S. for either HCV or HBV.

Even if the FDA allows us to resume dosing with ANA975 in HCV infected patients, we will still need to file an additional IND application before commencing clinical trials for the HBV indication in the U.S. If we are unable to obtain FDA acceptance of an IND application for ANA975 for HBV, we will not be permitted to conduct clinical trials of ANA975 for HBV in the U.S. or ultimately seek or obtain U.S. regulatory approval for commercialization for this indication. In addition, if we and/or Novartis conduct further trials of ANA975 for HCV, we and/or Novartis will need to continue the dialogue with the FDA to ensure that the FDA concurs with our proposed trial design. Conducting any such dialogue could potentially result in delays in the commencement of future clinical trials. As a result, any delay in either an IND becoming effective for the study of ANA975 as an HBV therapy or the commencement of further clinical trials of ANA975 could delay the further development of our lead product candidate and potential commercialization, adversely affect our collaborative relationship with Novartis and delay our ability to generate product sales.

Delays in the commencement of clinical testing of our current and potential product candidates could result in increased costs to us and delay our ability to generate revenues.

Our potential drug products and our collaborators' potential drug products will require preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial sales. We commenced clinical trials of isatoribine in late 2002, and in February 2004 we commenced clinical trials of ANA971 and our joint development program with LGLS for ANA380. We commenced clinical trials of ANA975 in early 2005. As a result, we have very limited experience conducting clinical trials. In part because of this limited experience, we cannot be certain that planned clinical trials will begin or be completed on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

- demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
- reaching an agreement on acceptable terms with our collaborators on all aspects of the clinical trial, including the contract research organizations and the trial sites;
- reaching agreement on acceptable terms with prospective contract research organizations and trial sites;
- manufacturing sufficient quantities or producing drug meeting our quality standards of a product candidate;
- obtaining approval of an IND application or proposed trial design from the FDA; and
- obtaining institutional review board approval to conduct a clinical trial at a prospective site.

In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size and nature of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial. Furthermore, due to the June 2006 suspension of our Phase Ib ANA975 clinical trial and subsequent IND clinical hold, we may experience difficulty recruiting and enrolling patients in future clinical trials of ANA975.

Delays in the completion of, or the termination of, clinical testing of our current and potential product candidates could result in increased costs to us and delay or prevent us from generating revenues.

Once a clinical trial has begun, it may be delayed, suspended or terminated by us, our collaborators, the FDA, or other regulatory authorities due to a number of factors, including:

- ongoing discussions with the FDA or other regulatory authorities regarding the scope or design of our clinical trials;
- failure to conduct clinical trials in accordance with regulatory requirements;
- lower than anticipated enrollment or retention rate of patients in clinical trials;
- inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

- lack of adequate funding to continue clinical trials;
- negative results of clinical trials;
- negative or potentially problematic results of ongoing and concurrent pre-clinical toxicology studies;
- requests by the FDA for supplemental information on, or clarification of, the results of clinical trials conducted in other countries;
- insufficient supply or deficient quality of drug candidates or other materials necessary for the conduct of our clinical trials; or
- serious adverse events or other undesirable drug-related side effects experienced by participants.

Many of the factors that may lead to a delay, suspension or termination of clinical testing of a current or potential product candidate may also ultimately lead to denial of regulatory approval of a current or potential product candidate. If we experience delays in the completion of, or termination of, clinical testing, our financial results and the commercial prospects for our product candidates may be harmed, and our ability to generate product revenues will be delayed.

The success of the clinical development program of ANA380 will depend, at least in part, on our or our collaborators' ability to maintain a positive working relationship with the FDA and other regulatory authorities, and the failure to do so may harm or delay our ability to commercialize ANA380 in the U.S. or other countries.

Although a U.S. IND covering ANA380 has been filed with the FDA, to date no clinical trials of ANA380 have been conducted in the United States. Pending agreement by LGLS, we are planning to commence a multi-site clinical Phase II dose selection trial with ANA380 at a number of sites, including in the United States.

Although we have previously discussed our clinical plans for ANA380 with the FDA, it is possible that the FDA may subject the clinical trial design for ANA380 to additional scrutiny and we may incur additional costs and delays responding to potential future FDA requests for supplemental information or clarification. Any delay imposed by the FDA regarding conducting clinical trials of ANA380 in the U.S. could delay the further development of ANA380 and its potential commercialization and delay our ability to generate product sales. In addition, due to the structure of our joint development program with LGLS for the clinical development of ANA380, we do not have complete control over the design of the clinical trials of ANA380 and will be affected, at least in part, by decisions made by LGLS with respect to clinical trial structure and communications with regulatory authorities. If we pursue the development of ANA380 in the U.S., we will need to maintain open communication channels with regulatory authorities, including the FDA. Furthermore, if the FDA does not agree with our proposed clinical development plan, our clinical development plan in the U.S. and other countries may be delayed. A delay in the clinical development of ANA380 may harm the value of the program, decrease our ability to enter into a licensing arrangement with a collaborator around ANA380, and adversely affect our ability to generate revenues.

If our efforts to discover new products or product candidates and to obtain rights to new products or product candidates from third parties do not yield product candidates for clinical development or are not otherwise successful, we may not generate product revenues or achieve profitability.

Our long-term ability to earn product revenue depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs to discover and develop small-molecule therapeutics for the treatment of infectious diseases and for other disease areas do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable product candidates or products from third parties for a number of reasons, including:

- we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

- competitors may be unwilling to assign or license product or product candidate rights to us; or
- we may be unable to identify suitable products or product candidates.

If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because we acquired isatoribine from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) any dispute with Valeant Pharmaceuticals International may adversely affect our ability to commercialize isatoribine or prodrugs of isatoribine.

In March 2000, we acquired the exclusive worldwide rights to isatoribine and five other compounds from Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.), or Valeant, as part of an agreement with Valeant and Devron R. Averett, Ph.D. If there is any dispute between Valeant and us regarding our rights under the agreement, our ability to develop and market isatoribine or any other compound licensed from Valeant may be adversely affected. In the past we have been involved in disputes with Valeant regarding patent prosecution matters related to the licensed compounds and entered into a new agreement with Valeant in December 2002 that superseded the original license agreement and resolved these disputes. Valeant may develop technologies and products similar to the drugs we may derive from these compounds, which do not infringe the patents acquired by us. If we are not able to resolve any future license disputes that may arise or obtain adequate patent protection, our ability to develop isatoribine or the other relevant compounds may be compromised, and we may not be able to prevent competitors, including Valeant, from making, using and selling competing products, which could have a material adverse effect on our financial condition and results of operation.

Even if we successfully complete clinical trials of ANA975, ANA380 or any future product candidate, there are no assurances that we will be able to submit, or obtain FDA approval of, a new drug application.

There can be no assurance that if our clinical trials of ANA975, ANA380 or any other potential product candidate are successfully completed, we will be able to submit a new drug application, or NDA, to the FDA or that any NDA we submit will be approved by the FDA in a timely manner, if at all. If we are unable to submit a NDA with respect to ANA975, ANA380 or any future product candidate, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product in the U.S. The FDA can and does reject NDAs and may require additional clinical trials, even when drug candidates performed well or achieved favorable results in large-scale Phase III clinical trials. If we fail to commercialize ANA975, ANA380 or any future product candidate in clinical trials, we may be unable to generate sufficient revenues to attain profitability, and our reputation in the industry and in the investment community would likely be damaged, each of which would cause our stock price to decrease.

If we successfully develop products but those products do not achieve and maintain market acceptance, our business will not be profitable.

Even if ANA975, ANA380 or any future product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

- our ability to provide acceptable evidence of safety and efficacy;
- relative convenience and ease of administration;
- the prevalence and severity of any adverse side effects;
- availability of alternative treatments;
- pricing and cost effectiveness;

- effectiveness of our or our collaborators' sales and marketing strategy; and

- our ability to obtain sufficient third-party insurance coverage or reimbursement.

If ANA975 or any future product candidate that we discover and develop for the treatment of HCV does not provide a treatment regimen that is more beneficial than the current standard of care or otherwise provides patient benefit, that product likely will not be accepted favorably by the market. Similarly, if ANA380 does not provide a treatment regime that is more beneficial than any current or proposed therapy for the treatment of HBV, that product will likewise not be accepted favorably by the market. If any products we or our collaborations may develop do not achieve market acceptance, then we will not generate sufficient revenue to achieve or maintain profitability.

In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

- new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete; or

- complications, such as viral resistance, arise with respect to use of our products.

If we fail to maintain our existing and future collaborations, we may not generate sufficient revenue to attain profitability.

Our future success will also depend in part on our ability to maintain our existing collaborations and any future collaborations we may establish. Our existing collaborators and future collaborators may decide to reduce or curtail their collaborations with us because of changes in their research and development budgets or other factors affecting their business or operations. Our present collaborative arrangements and any future collaboration opportunities could be harmed if:

- we or our collaborators do not achieve our respective objectives under our collaboration agreements;

- we or our collaborators encounter development hurdles that prevent or delay further development of our product candidates;

- we are unable to obtain patent protection for the product candidates or proprietary technologies we discover in our collaborations;

- we are unable to properly manage multiple simultaneous product discovery and development collaborations;

- our present or potential collaborators are less willing to expend their resources on our programs due to their focus on other programs or as a result of general market conditions;

- our collaborators become competitors of ours or enter into agreements with our competitors;

- we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates;

- we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators;

- consolidation in our target markets or the pharmaceutical or biotechnology industry limits the number of potential collaborators;

- the rights granted under our collaboration agreements prove insufficient to adequately develop and commercialize our products and product candidates;

- a collaborator breaches, terminates or fails to renew a collaboration with us; or
- we are unable to negotiate additional collaboration agreements on terms satisfactory to us.

If any of these events occur, we may not be able to develop or commercialize products or generate sufficient revenue to support our operations and attain and maintain profitability. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

We are dependent on collaborators allocating adequate resources to our collaborations, and actions taken by collaborators could prevent us from commercializing products and earning milestone and other contingent payments, royalties or other revenue.

Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs developed using our technologies or capabilities. The milestone and royalty revenues that we may receive under these collaborations will depend upon our collaborator's ability to successfully develop, introduce, market and sell new products. In addition, our existing collaborators may decide to enter into arrangements with third parties to commercialize products developed under our existing or future collaborations using our technologies or capabilities, which could reduce the milestone and royalty revenue that we may receive, if any. In many cases we will not be involved in these processes and accordingly will depend entirely on our collaborators. Our collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

- decide not to devote the necessary resources due to challenges or delays in pre-clinical or clinical development;
- decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or other drug development priorities that our collaboration partners believe may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;
- do not have sufficient resources necessary to carry the product candidate through clinical development, regulatory approval and commercialization;
- are unable to allocate sufficient resources due to factors affecting their businesses or operations or as a result of general market conditions;
- decide to pursue a competitive potential product developed outside of the collaboration;
- cannot obtain the necessary regulatory approvals; or
- are otherwise subject to adverse events affecting their business.

If our collaboration partners fail to develop or effectively commercialize product candidates or products for any of these reasons or for any other reason, we may not be able to replace the collaboration partner with another partner to develop and commercialize a product candidate or product under the terms of the collaboration or because we are unable to obtain a license from such collaboration partner on terms acceptable to us.

A number of our collaboration agreements have been directed toward the discovery and development of drug candidates. Under these collaboration agreements, we generally would not earn significant milestone payments unless and until our collaborators have advanced product candidates into clinical testing, which may not occur for many years, if ever. In addition, a collaborator may disagree as to whether a particular milestone has been achieved. Consequently, we cannot guarantee that milestone payments will be received or that commercialized drugs will be developed on which royalties will be payable to us. If we are unable to generate significant milestone and royalty revenues from our collaborations, we may never attain profitability.

If any conflicts arise between us and any of our collaborators, our reputation, revenues and cash position could be significantly harmed.

Conflicts may arise between our collaborators and us, such as conflicts concerning the conduct of research, the achievement of milestones or the ownership or protection of intellectual property developed during the collaboration. In addition, in the past we have been involved in disputes with Valeant Pharmaceuticals International (formerly ICN Pharmaceuticals, Inc.) regarding the license of certain compounds, which resulted in us entering into a new agreement with Valeant in December 2002 that superseded the original March 2000 license agreement between us and Valeant and resolved the disputes. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position, and cause a decline in our stock price:

- unwillingness on the part of a collaborator to pay us research funding, milestone payments or royalties we believe are due to us under our collaboration agreement;
- uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could result in litigation and prevent us from entering into additional collaborations;
- unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;
- slowing or cessation of a collaborator's development or commercialization efforts with respect to our products; or
- termination or non-renewal of the collaboration.

In addition, certain of our current or future collaborators may have the right to terminate the collaboration agreement on short notice. Accordingly, in the event of any conflict between the parties, our collaborators may elect to terminate the collaboration prior to completion of its original term. If a collaboration is terminated prematurely, we would not realize the anticipated benefits of the collaboration, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

In addition, in each of our collaborations, we generally have agreed not to conduct independently, or with any third party, activities directly competitive with the subject matter of our collaborations. Our collaborations may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our collaborators, may research, develop, and/or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

We depend on outside parties to conduct our clinical trials, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing product candidates.

Although we have designed and managed our preclinical studies and clinical trials relating to isatoribine, ANA971 and ANA975 to date, we engaged clinical investigators and medical institutions to enroll patients in these clinical trials and contract research organizations to perform data collection and analysis and other aspects of our preclinical studies and clinical trials. As a result, we depend on these clinical investigators, medical institutions and contract research organizations to properly perform the studies and trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated. We may not be able to enter into replacement arrangements without undue delays or excessive expenditures. If there are delays in testing or regulatory approvals as a result of the failure to perform by third-parties, our drug discovery and development costs will increase and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. In addition, we may not be able to maintain any of these existing relationships, or establish new ones on acceptable terms, if at all.

We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with collaborators or other outside manufacturers, we may be unable to develop or commercialize any of our products.

Our ability to develop and commercialize products will depend in part on our ability to manufacture, or arrange for collaborators or other parties to manufacture, our products at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We are dependent on our collaborators to either manufacture clinical supplies or cooperate with us in the manufacture of the clinical supplies by third parties. For example, we depend on LGLS to manufacture ANA380, and any inability of LGLS to provide adequate amounts of ANA380 or any disagreement with LGLS surrounding the supply of ANA380 could delay or prevent us from conducting future clinical trials with ANA380. We currently do not have any significant manufacturing arrangements or agreements, as our current product candidates will not require commercial-scale manufacturing for at least several years, if ever. Our inability to enter into or maintain manufacturing agreements with collaborators or capable contract manufacturers on acceptable terms could delay or prevent the development and commercialization of our products, which would adversely affect our ability to generate revenues and would increase our expenses.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have the capabilities for the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. Although we currently expect to commercialize in the U.S. our HCV product candidate and other potential product candidates that are of strategic interest to us, because the most advanced of these product candidates are in early stage clinical development, we have not definitively determined whether we will attempt to establish internal sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop. The establishment and development of our own sales force to market any products we may develop in the U.S. will be expensive and time-consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capacity. If we are unable to establish our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with third parties to market and sell any products we may develop in the U.S. We will also need to develop a plan to market and sell any products we may develop outside the U.S. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

We will need to expand and effectively develop our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization efforts and secure collaborations to market and distribute our products. If we continue to grow, it is possible that our management, accounting and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain key management and scientific staff, we may be unable to successfully develop or commercialize our product candidates.

We are a small company, with under 100 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our research and drug discovery programs depend on our ability to attract and retain highly skilled chemists, biologists, and preclinical and clinical personnel, especially in the fields of HCV, HBV, oncology and structure-based drug design. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion. In addition, all of our employees are "at will" employees, which means that any employee may quit at any time and we may terminate any employee at any time. Currently we do not have employment agreements with any employees or members of senior management that provide any guarantee of continued employment by us. We do not carry "key person" insurance covering any members of senior management. If we lose the services of Lawrence C, Fritz, Ph.D., our President and Chief Executive Officer, Stephen T. Worland, Ph.D., our President, Pharmaceuticals, James T. Glover, our Senior Vice President, Operations and Chief Financial Officer, or other members of our senior management team, we may not be able to find suitable replacements, and our business may be harmed as a result.

Our quarterly results and stock price may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:

- the status of development of ANA380, ANA975 and our other product candidates, including results of preclinical studies and clinical trials and changes in regulatory status;
- our recommendation of additional compounds for preclinical development;
- our execution of collaborative, licensing or other arrangements, and the timing and accounting treatment of payments we make or receive under these arrangements;
- whether or not we achieve specified research or commercialization milestones under any agreement that we enter into or have entered into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;
- our collaborators' termination of any of our collaborative, licensing or other arrangements, or any disputes regarding such arrangements;
- our addition or termination of research programs or funding support;
- variations in the level of expenses related to our product candidates or potential product candidates during any given period; and
- the effect of competing technological and market developments.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. In particular, if our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. In addition, fluctuations in the stock prices of other companies in the biotechnology and pharmaceuticals industries and in the financial markets generally may affect our stock price. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

We may attempt to acquire businesses, technologies, services or products or in-license technologies that we believe are a strategic fit with our business, at the appropriate time and as resources permit. We believe that strategic acquisitions of complementary businesses, technologies, services or products are a material component of our business strategy to provide us with access to new compounds that are potentially synergistic with our existing product candidate portfolio. If we undertake any acquisition in addition to our in-license of ANA380 from LGLS, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. These operational and financial risks include:

- exposure to unknown liabilities;
- disruption of our business and diversion of our management's time and attention to acquiring and developing acquired products or technologies;
- incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;
- higher than expected acquisition and integration costs;
- increased amortization expenses;
- negative effect on our earnings (or loss) per share;
- difficulty and cost in combining and integrating the operations and personnel of any acquired businesses with our operations and personnel;
- impairment of relationships with key suppliers, contractors or customers of any acquired businesses due to changes in management and ownership; and
- inability to retain key employees of any acquired businesses.

Although we acquired the exclusive worldwide rights to isatoribine as part of a licensing agreement with Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.) and have obtained from LGLS development and commercialization rights to ANA380 in certain territories, we have limited experience in identifying acquisition targets, successfully completing potential acquisitions and integrating any acquired businesses, technologies, services or products into our current infrastructure. Moreover, we may fail to realize the anticipated benefits of any acquisition or devote resources to potential acquisitions that are never completed. If we fail to successfully identify strategic opportunities, complete strategic transactions or integrate acquired businesses, technologies, services or products, we may not be able to successfully expand our product candidate portfolio to provide adequate revenue to attain and maintain profitability.

Earthquake damage to our facilities could delay our research and development efforts and adversely affect our business.

Our headquarters and research and development facilities in San Diego, California, are located in a seismic zone, and there is the possibility of an earthquake, which could be disruptive to our operations and result in delays in our research and development efforts. In the event of an earthquake, if our facilities or the equipment in our facilities are significantly damaged or destroyed for any reason, we may not be able to rebuild or relocate our facility or replace any damaged equipment in a timely manner and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Industry

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.

Our commercial success depends on obtaining and maintaining patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for isatoribine, ANA975, ANA380, other oral prodrugs of isatoribine, other TLR-7 oral prodrugs or our other drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even with respect to patents that have issued or will issue, we cannot guarantee that the claims of these patents are, or will be valid, enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. For example:

- we might not have been the first to make, conceive, or reduce to practice the inventions covered by all or any of our pending patent applications and issued patents;
- we might not have been the first to file patent applications for these inventions;
- others may independently develop similar or alternative technologies or duplicate any of our technologies;
- it is possible that none of our pending patent applications will result in issued patents;
- our issued or acquired patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;
- our issued patents may not be valid or enforceable;
- we may not develop additional proprietary technologies that are patentable; or
- the patents of others may have an adverse effect on our business.

Patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. Consequently, we cannot be certain that we or our collaborators were the first to invent, or the first to file patent applications on our product candidates. In the event that a third party has also filed a U.S. patent application relating to our product candidates or a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the U.S. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a material adverse effect on our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies that affect our drug market.

In addition, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates. Even if patents issue, we cannot guarantee that the claims of those patents will be valid and enforceable or provide us with any significant protection against competitive products, or otherwise be commercially valuable to us. We may be particularly affected by this because we expect that ANA975 and ANA380, if approved, will be marketed in foreign countries with high incidences of HCV and HBV infection.

Other companies may obtain patents and/or regulatory approvals to use the same drugs to treat diseases other than HCV or HBV. As a result, we may not be able to enforce our patents effectively because we may not be able to prevent healthcare providers from prescribing, administering or using another company's product that contains the same active substance as our products when treating patients infected with HCV or HBV.

If we fail to obtain and maintain patent protection and trade secret protection of ANA380, ANA975, other oral prodrugs of isatoribine or other TLR-7 oral prodrugs or our other product candidates, proprietary technologies and their uses, the competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

If we are sued for infringing intellectual property rights of others, it will be costly and time- consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our commercial success also depends upon our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in HCV, HBV and the other fields in which we are developing products. These could materially affect our ability to develop our drug candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. There also may be existing patents, of which we are not aware, that our product candidates or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall drug discovery and development efforts. We cannot assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We also cannot assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. Any litigation or claims against us, with or without merit, may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following if a court decides that we infringe on another party's patent or other intellectual property rights:

- cease selling, incorporating or using any of our product candidates or technologies that incorporate the challenged intellectual property;

- obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, it at all; or

- redesign our processes or technologies so that they do not infringe, which could be costly and time-consuming and may not be possible.

If we find during clinical evaluation that our drug candidates for the treatment of HCV or HBV or in the other fields in which we are developing products should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on reasonable terms, or at all.

If we fail to obtain any required licenses or make any necessary changes to our technologies, we may be unable to develop or commercialize some or all of our product candidates.

We may be involved in lawsuits or proceedings to protect or enforce our patent rights, trade secrets or know-how, which could be expensive and time- consuming.

The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time-consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree and which may be difficult to comprehend by a judge or jury. An adverse determination in an interference proceeding or litigation, particularly with respect to ANA975, isatoribine or any other oral prodrug of isatoribine or to ANA380, to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms, or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing ANA975, ANA380 or our other product candidates, which could have a material and adverse effect on our results of operations.

Furthermore, because of the substantial amount of pre-trial document and witness discovery required in connection with intellectual property litigation, there is risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our common stock.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Many competitors have significantly more resources and experience, which may harm our commercial opportunity.

The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources, experience and expertise in:

- research and development;
- preclinical testing;
- clinical trials;
- regulatory approvals;
- manufacturing; and
- sales and marketing of approved products.

Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeed in obtaining approval from the FDA or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.

If our competitors develop treatments for HCV, HBV, cancer or in the other fields in which we are developing products that are approved faster, marketed better or demonstrated to be more effective than ANA975, ANA380, ANA773 or ANA59X or any other products that we may develop, our commercial opportunity will be reduced or eliminated.

We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of HCV, HBV, certain cancers and in other fields in which we are developing products. Potential competitors may develop treatments for HCV, HBV, certain cancers or for other disease areas in which we are developing products, or other technologies and products that are more effective or less costly than our product candidates or that would make our technology and product candidates obsolete or non-competitive. Some of these products may use therapeutic approaches that compete directly with ANA975, ANA380, ANA773 or with ANA59X. In addition, less expensive generic forms of currently marketed drugs could lead to additional competition upon patent expiration or invalidations.

ANA975 is also subject to competition in the treatment of HCV from a number of products already approved and on the market, including the following: Peg-Intron (pegylated interferon-alpha-2b), Rebetol (ribavirin), and Intron-A (interferon-alpha-2b), which are marketed by Schering-Plough, and Pegasys (pegylated interferon-alpha-2a), Copegus (ribavirin USP), and Roferon-A (interferon-alpha-2a), which are marketed by Roche. We expect new products for the treatment of HCV will be introduced that may lead to further competition for ANA975. Additional compounds in late stage clinical trials include, but are not limited to, Viramidine, in development by Valeant Pharmaceuticals, Albuferon, in development by Human Genome Sciences and Novartis, NM283 (valopicitabine dihydrochloride), in development by Idenix Pharmaceuticals and Novartis, VX-950, in development by Vertex Pharmaceuticals and Janssen Pharmaceutica, SCH503034, in development by Schering-Plough, and ITMN-191, in development by Intermune.

Similarly, both ANA975 and ANA380 are also subject to competition in the treatment of HBV from other products already approved and on the market. Current small-molecule treatments for HBV include lamivudine (Zeffix/ Epivir HBV) from GlaxoSmithKline, adefovir (Hepsera) from Gilead and entecavir (Baraclude) from Bristol-Myers Squibb. Telbivudine, a small molecule treatment for HBV being developed by Idenix Pharmaceuticals and Novartis, has recently been approved by the US FDA and is currently under regulatory review by the EMEA and the Chinese health authority. In addition, interferon-alpha therapy (Intron-A) from Schering-Plough and Pegasys (pegylated interferon-alpha-2a) from Roche have been endorsed by various regulators for the treatment of HBV. Tenofovir (Viread), an approved HIV compound from Gilead, is in Phase III trials for HBV. Finally, several other compounds are being studied in Phase III clinical trials. We also face competition from a number of companies working in the field of cancer and in other disease areas in which we are developing products. Many other competitors are developing products for the treatment of our target diseases. If successful, we will compete with these products and others in varying stages of the drug development process.

If we cannot establish pricing of our product candidates acceptable to the government, insurance companies, managed care organizations and other payors, any product sales will be severely hindered.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

- our ability to set a price we believe is fair for any products we or our collaborators may develop;
- our ability to generate adequate revenues and gross margins; and
- the availability of capital.

In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. The trend toward managed health care in the U.S., which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may result in lower prices for our product candidates. While we cannot predict whether any legislative or regulatory proposals affecting our business will be adopted, the announcement or adoption of these proposals could have a material and adverse effect on our potential revenues and gross margins.

If we cannot arrange for reimbursement policies favorable to our product candidates, their sales will be severely hindered.

Our ability to commercialize ANA975, ANA380 or any other product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of ANA975, ANA380 or any other products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services, including treatments for HCV and HBV. Also, the trend toward managed health care in the U.S. as well as legislative proposals to reform health care, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to earn product revenue and generate significant profits and could impact our ability to raise capital.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our results of operations.

We face an inherent risk of product liability exposure for claimed injuries related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we or our collaborators sell our product candidates commercially. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

- decreased demand for our product candidates;
- injury to our reputation;
- withdrawal of clinical trial participants;
- the inability to establish new collaborations with potential collaborators;
- substantial costs of related litigation;
- substantial monetary awards to patients; and
- the inability to commercialize our product candidates.

We currently have product liability insurance that covers our on-going clinical trials and plan to increase and expand this coverage as we commence larger scale trials. We also intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time-consuming and costly.

Our research and development involves the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, including ethylacetate and acetonitrile, radioactive materials and biological materials including plasma from patients infected with HCV, HBV or other infectious diseases that have the potential to transmit disease. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or required to suspend or modify our operations. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials could be suspended. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to Our Common Stock

Future sales of our common stock may cause our stock price to decline.

Our current stockholders hold a substantial number of shares of our common stock that they are able to sell in the public market. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares or the expectation that such sale may occur, could significantly reduce the market price of our common stock.

Our stock price may be volatile.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- changes in the regulatory status of our product candidates, including the status and results of our clinical trials for ANA975 and ANA380;
- significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
- disputes or other developments relating to proprietary rights, including patents, trade secrets, litigation matters, and our ability to patent or otherwise protect our product candidates and technologies;
- developments under our collaboration agreements with our collaborators;
- conditions or trends in the pharmaceutical and biotechnology industries;

- fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;
- variations in our quarterly operating results;
- changes in securities analysts' estimates of our financial performance;
- failure to meet or exceed securities analysts' or investors' expectations of our quarterly financial results, clinical results or our achievement of milestones;
- changes in accounting principles including the implementation of SFAS No. 123R, Share-Based Payment, which we adopted effective January 1, 2006. We expect that this accounting change will have a negative impact on our operating losses and potential earnings in future periods;
- sales of large blocks of our common stock, or the expectation that such sales may occur, including sales by our executive officers, directors and significant stockholders;
- additions or departures of key personnel;
- discussion of our business, products, financial performance, prospects or our stock price by the financial and scientific press and online investor communities such as chat rooms;
- regulatory developments in the U.S. and foreign countries;
- economic and political factors, including wars, terrorism and political unrest; and
- technological advances by our competitors.

Our largest stockholders may take actions that are contrary to your interests, including selling their stock.

A small number of our stockholders hold a significant amount of our outstanding stock. These stockholders may support competing transactions and have interests that are different from yours. In addition, the average number of shares of our stock that trade each day is generally low. As a result, sales of a large number of shares of our stock by these large stockholders or other stockholders within a short period of time could adversely affect our stock price.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

- dividing our board of directors into three classes serving staggered three-year terms;
- prohibiting our stockholders from calling a special meeting of stockholders;
- permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;
- prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and
- requiring advance notice for raising matters of business or making nominations at stockholders' meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters and research and development facility is located in approximately 60,000 square feet of office and laboratory space in San Diego, California. We occupy this facility under a lease, which expires on August 1, 2009. We believe that our current facility is adequate to meet our needs for the foreseeable future. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3. Legal Proceedings

We are currently not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 2006.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Market Information

Our common stock has traded on the Nasdaq National Market (now the Nasdaq Global Market) under the symbol ANDS since March 26, 2004. The following table sets forth the high and low sales prices for our common stock for the periods indicated, as reported on the Nasdaq National Market and the Nasdaq Global Market, as applicable. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

2006	High	Low
First Quarter	$ 16.60	$ 8.39
Second Quarter	16.10	2.92
Third Quarter	4.25	2.64
Fourth Quarter	5.65	2.81

2005	High	Low
First Quarter	$ 9.05	$ 6.56
Second Quarter	9.61	5.92
Third Quarter	14.20	9.26
Fourth Quarter	12.15	7.91

Holders

As of March 1, 2007, there were approximately 2,523 holders of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, for development of our business and therefore do not anticipate that we will declare or pay cash dividends on our capital stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our outstanding securities and securities available for future issuance under our equity compensation plans. Security holders of the Company have approved the 2002 Equity Incentive Plan, 2004 Equity Incentive Plan, 2004 Non-Employee Directors' Stock Option Plan and 2004 Employee Stock Purchase Plan.

In connection with the hiring of Lawrence C. Fritz, Ph.D., the Company's President and Chief Executive Officer, James L. Freddo, M.D., the Company's Chief Medical Officer, and James T. Glover, the Company's Senior Vice President of Operations and Chief Financial Officer, the Compensation Committee of our Board of Directors approved inducement grants of non-qualified stock options to purchase a total of 570,000 shares, 200,000 shares and 175,000 shares of Anadys' Common Stock, respectively. These option awards were granted without security holder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv). Although these options were granted outside the 2004 Plan, they are subject to substantially identical terms and conditions as those contained in the 2004 Plan.

	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,102,180	$ 6.22	888,209
Equity compensation plans not approved by security holders	945,000	$ 3.82	—

Performance Measurement Comparison [(1)]

The following graph shows the total stockholder return of an investment of $100 in cash on March 26, 2004 in (i) the Company's common stock, (ii) the Nasdaq Composite Index (the "Nasdaq") and (iii) the AMEX Biotechnology Index (the "BTK"). All values assume reinvestment of the full amount of all dividends.

Comparison of Cumulative Total Return on Investment since our Initial Public Offering on March 26, 2004:



Comparison of Cumulative Total Return on Investment Since March 26, 2004
250.00
200.00
150.00
100.00
50.00
0.00
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Anadys Pharmaceuticals, Inc.
Nasdaq Composite Index
Nasdaq Biotechnology Index

	March 26, 2004	December 31, 2004	December 31, 2005	December 31, 2006
Anadys Pharmaceuticals, Inc.	$ 100.00	$ 106.09	$ 124.65	$ 69.69
NASDAQ Composite Index	100.00	110.99	112.52	123.23
NASDAQ Biotechnology Index	100.00	102.33	105.23	106.31

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. Selected Financial Data

The following selected financial data has been derived from our audited consolidated financial statements. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K.

	For the years ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except net loss per share)				
Consolidated Statements of Operations Data:					
Revenues	$ 5,420	$ 4,887	$ 1,762	$ 2,286	$ 1,282
Operating expenses:					
Research and development[1]	25,419	20,901	26,711	18,819	18,664
General and administrative[1]	11,308	7,705	8,260	7,156	5,864
Total operating expenses[1]	36,727	28,606	34,971	25,975	24,528
Loss from operations	(31,307)	(23,719)	(33,209)	(23,689)	(23,246)
Other income (expense):					
Interest income	4,727	2,103	525	229	403
Interest expense	(69)	(189)	(228)	(266)	(176)
Other, net	(111)	(118)	(67)	(272)	(29)
Total other income, (expenses) net	4,547	1,796	230	(309)	198
Net loss	(26,760)	(21,923)	(32,979)	(23,998)	(23,048)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(175)	(674)	(319)
Deemed dividend-beneficial conversion feature for Series C preferred stock	—	—	—	(6,942)	—
Net loss applicable to common stockholders	$ (26,760)	$ (21,923)	$ (33,154)	$ (31,614)	$ (23,367)
Basic and diluted net loss per share[2]:	$ (0.94)	$ (0.89)	$ (1.92)	$ (21.58)	$ (25.88)
Shares used to compute basic and diluted net loss per share[2]:	28,512	24,756	17,233	1,465	903

[1] As a result of the adoption of Statement of Accounting Standards 123R, "Share-Based Payments" on January 1, 2006, there is a lack of comparability in our research and development expense and our general and administrative expense for the periods presented prior to January 1, 2006. Please reference Note 8 for additional information related to the impact of SFAS 123R on our research and development expenses and our general and administrative expenses.

[2] As a result of the conversion of our preferred stock into 13,330,000 shares of our common stock upon completion of our initial public offering on March 31, 2004, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented prior to the completion of our initial public offering.

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and securities available-for-sale	$ 82,149	$ 104,851	$ 33,674	$ 14,499	$ 25,542
Working capital	75,054	98,682	28,001	12,304	22,239
Total assets	89,401	116,976	40,949	20,242	31,840
Long-term debt, net of current portion	—	682	1,193	1,401	1,276
Redeemable convertible preferred stock	—	—	—	45,012	36,210
Accumulated deficit	(214,480)	(187,720)	(165,797)	(132,643)	(101,029)
Total stockholders' equity (deficit)	60,325	78,936	31,285	(30,059)	(9,998)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our financial statements and notes thereto included in this annual report on Form 10-K (this Annual Report). Operating results are not necessarily indicative of results that may occur in future periods.

This Annual Report contains forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include statements about our strategies, objectives, discoveries, collaborations, clinical trials, internal programs, and other statements that are not historical facts, including statements which may be preceded by the words "intend," "will," "plan," "expect," "anticipate," "estimate," "aim," "seek," "believe," "hope" or similar words. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this Annual Report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements. Actual events or results may differ materially from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the risk factors identified in our periodic reports filed with the Securities and Exchange Commission (SEC), including this Annual Report.

Overview

Anadys Pharmaceuticals, Inc. is a biopharmaceutical company committed to the discovery, development and commercialization of small-molecule medicines for the treatment of hepatitis and cancer. Our current clinical development programs include: ANA975, an oral prodrug of the Toll-like receptor-7 (TLR-7) agonist isatoribine for the treatment of hepatitis C virus (HCV) and hepatitis B virus (HBV), which we are co-developing with Novartis International Pharmaceutical Ltd., a Novartis AG company (Novartis); and ANA380 for the treatment of HBV, which we are co-developing with LG Life Sciences (LGLS). In addition, we are independently developing ANA773, an oral TLR-7 prodrug agonist for the treatment of certain cancers and plan to file an Investigational New Drug (IND) application in the second half of 2007. We are also are developing AN 025-1, a series of non-nucleoside NS5B polymerase inhibitors, for the treatment of chronic HCV infection, and anticipate nominating a compound from a sub-series of this program (ANA59X) in 2007 to develop as an orally administered drug. Our therapeutic focus in hepatitis and cancer leverages our core capabilities in Toll-Like Receptor (TLR) biology and small-molecule medicinal chemistry, and aims to advance a balanced and strong pipeline of drug candidates into the clinic. We have incurred significant operating losses since our inception and, as of December 31, 2006, our accumulated deficit was $214.5 million. We expect to incur substantial and increasing losses for at least the next several years as we:

- fund our portion of the global development costs of ANA380 for the treatment of HBV;
- fund our portion of the global development of ANA975 for the treatment of HCV and HBV;
- continue the development of ANA773 for the treatment of certain cancers;
- continue the development of ANA59X for the treatment of HCV;
- continue the development of our other product candidates;
- advance our preclinical candidates into clinical development;
- develop and scale-up manufacturing of product candidates for clinical trials and potential commercialization;
- further our research and development programs;
- establish a commercial infrastructure;

- commercialize any product candidates that receive regulatory approval; and
- potentially in-license technology and acquire or invest in businesses, products or technologies that are synergistic with our own.

On June 26, 2006, we announced that we had suspended dosing HCV patients in our then ongoing Phase Ib clinical trial with ANA975 pending additional analysis of then newly obtained information from pre-clinical 13-week toxicology studies in animals. Preliminary analysis of this information revealed various new observations which appear consistent with intense immune stimulation in animals. Subsequent to our decision to suspend dosing, we received notification from the Food and Drug Administration (FDA) that our IND for ANA975 is on full clinical hold. Together with Novartis we have initiated a new 13-week pre-clinical toxicology study during November 2006. We believe this study should provide information necessary to further our objective to resume dosing of ANA975 in patients with HCV.

On June 12, 2006, Kleanthis G. Xanthopoulos Ph.D. provided notice of his resignation as our President and Chief Executive Officer which became effective upon the appointment of Lawrence C. Fritz, Ph.D. as our new President and Chief Executive Officer on November 20, 2006. In conjunction with Dr. Xanthopoulos' resignation, we agreed to accelerate in full all of Dr. Xanthopoulos' unvested stock options. We calculated the additional share-based expense associated with the modification and acceleration of his unvested stock options upon his termination in accordance with SFAS 123R. Dr. Xanthopoulos continues to serve as a member of our Board of Directors.

Research and Development

Our research and development expenses consist primarily of costs associated with the discovery and preclinical and clinical development of our lead product candidates, ANA975, ANA380, ANA773 and ANA59X, and our other product candidates. Research and development expenses include direct external costs such as fees paid to consultants, joint development collaboration costs and related contract research, and internal direct and indirect costs such as compensation and other expenses for research and development personnel, supplies and materials, facility costs and depreciation.

Under our existing collaboration with Novartis for the development of ANA975, Novartis funds 80.5% of the development costs and we fund 19.5% of such development costs. Reimbursements of development costs for ANA975 from Novartis are recorded as an offset to research and development expense. Payments to Novartis for its portion of development costs for ANA975 are recorded as a component of research and development expense. For the years ended December 31, 2006 and 2005, we have recorded as offsets to research and development expense $3.7 million and $5.8 million, respectively, which represents Novartis' share of ANA975 expenses incurred by us from June 1, 2005 through December 31, 2006. As we progress through the development plan for ANA975, more responsibility for the clinical trials will transition from us to Novartis, with reimbursement for research and development expenditures then flowing from us to Novartis.

At this time, due to the risks inherent in the clinical trial process and given the early-stage of development of our lead compounds, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we move other product candidates into preclinical and clinical trials and advance our existing product candidates into later stages of development.

Clinical development timelines, likelihood of success and total costs vary widely. We are currently focused primarily on advancing the development of ANA975 as a potential therapy for HCV and HBV infection, ANA773 as a potential therapy for the treatment of certain cancers, ANA380 as a potential therapy of HBV and discovery of inhibitors of the NS5b polymerase as potential therapies for HCV infection.

During the first quarter of 2006, we implemented a project costing methodology which enabled us to allocate internal direct costs such as personnel costs, supplies and materials directly to projects for periods after January 1, 2006. Facility costs, depreciation and amortization, research and development support personnel and other indirect personnel related costs are included as a component of infrastructure and support personnel.

The following summarizes our research and development expenses based on the project costing methodology described above for the year ended December 31, 2006 (in thousands):

ANA975	$ 4,495
ANA773	3,944
ANA380	935
Discovery stage programs	9,369
Infrastructure and support personnel	7,464
Non-cash employee and non-employee share-based compensation	2,889
Reimbursement of ANA975 costs by Novartis	(3,677)
Total research and development expense	$ 25,419

Prior to January 1, 2006, we allocated only direct external costs such as fees paid to consultants, joint development collaboration costs and related contract research to projects. Other costs such as internal direct and indirect costs which included compensation and other expenses for research and development personnel, supplies and materials, facility costs and depreciation were not allocated directly to projects.

The following summarizes our research and development expenses for the years ended December 31, 2005 and 2004 (in thousands):

	For the years ended December 31,	
	2005	2004
Direct external costs:		
Isatoribine family of compounds, excluding ANA975	$ 558	$ 1,798
ANA975	8,613	2,038
ANA380	417	5,638
ANA773	110	—
Other	—	5
Unallocated direct internal costs	3,535	1,843
Unallocated indirect internal costs and overhead	12,534	12,851
Reimbursement of ANA975 costs by Novartis	(5,790)	—
Deferred compensation	924	2,538
Total research and development	$ 20,901	$ 26,711

General and Administrative

General and administrative expenses consist primarily of salaries and benefits for administrative, finance, investor relations, business development, human resources and legal personnel. In addition, general and administrative expenses include insurance costs, professional services and an allocated portion of facilities costs and information systems support personnel.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis and make adjustments to the financials statements as considered necessary. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While all of our significant accounting policies are described in Note 1 to our consolidated financial statements included in this Annual Report, we believe the following accounting policies involve the judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We may receive payments from collaborators for compound licenses, technology access fees, option fees, research services, milestones and royalty obligations. These payments are recognized as revenue or reported as deferred revenue until they meet the criteria for revenue recognition as outlined in Staff Accounting Bulletin, No. 104, *Revenue Recognition,* which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the SEC, and Emerging Issues Task Force (EITF) Issue 00-21, *Revenue Arrangements with Multiple Deliverables.* We recognize revenue when (1) persuasive evidence of the arrangement exists; (2) delivery has occurred or services were rendered; (3) the price is fixed or determinable and (4) the collectibility is reasonably assured. Specifically, we have applied the following policies in recognizing revenue:

- Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) our performance obligations after the milestone achievement will continue to be funded by the collaborator at the comparable level and (iii) the milestone is not refundable or creditable. If all of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Upfront fees under our collaborations, such as technology access fees, are recognized over the period the related services are provided. Non-refundable upfront fees not associated with our future performance are recognized when received.

- Fees that we receive for research services are generally recognized as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project. Research services may include activities in which we deploy our internal capabilities such as our medicinal chemistry and screening capabilities to assist a collaborator in advancing their drug discovery effort.

Drug Development Costs. We review and accrue drug development costs based on work performed, which relies on estimates of total costs incurred based on subject enrollment, estimated timeline for completion of studies and other events. These costs and estimates vary based on the type of clinical trial, the site of the clinical trial and the length of dose period for each subject as well as other factors. Drug development costs are subject to revisions as trials and studies progress to completion. Expense is adjusted for revisions in the period in which the facts that give rise to the revision become known.

Share-based Compensation. We account for share-based compensation in accordance with SFAS No. 123R. Under the provisions of SFAS No. 123R, share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by a Black-Scholes option-pricing model and is recognized as expense evenly over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.

Adoption of Statement of Financial Accounting Standard No. 123R, *Share-Based Payment*

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* (APB No. 25), and amends SFAS No. 95, *Statement of Cash Flows.* Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123; however, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

We adopted SFAS No. 123R using the modified prospective method on January 1, 2006. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date of SFAS No. 123R, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements for SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R.

Prior to adopting the provisions of SFAS No. 123R, we recorded estimated compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to APB No. 25. In conjunction with our initial public offering (IPO), we reviewed our historical exercise prices through March 25, 2004 and, as a result, revised our estimate for financial reporting purposes of fair value for stock options granted on or after July 1, 2002 through the date of our IPO. With respect to these options, we recorded deferred stock-based compensation for the difference between the original exercise price per share determined by the Board of Directors and our revised estimate of fair value per share at the respective grant dates. We recorded these amounts as a component of stockholders' equity and were amortizing these amounts, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. Upon the adoption of and in accordance with SFAS No. 123R, on January 1, 2006, we reclassified our remaining unamortized deferred compensation balance calculated in accordance with APB No. 25 into additional paid-in capital.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in 2007. We do not expect the adoption of FIN 48 to have a material impact on our consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards required (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated results of operations and financial condition.

Results of Operations

Comparison of the Years Ended December 31, 2006, 2005 and 2004

Revenue. We recorded revenues of $5.4 million, $4.9 million and $1.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $0.5 million increase from 2005 to 2006 was primarily attributed to our collaboration with Novartis and to a lesser extent our collaboration with Roche and our Phase II SBIR grant from the National Institutes of Health. During the years ended December 31, 2006 and 2005, we recorded revenues of $4.5 million and $2.3 million, respectively, associated with the amortization of our $20.0 million up-front payment and $10 million IND milestone payment from Novartis. The up-front payment and the IND milestone payment are both being amortized over the estimated development period for ANA975 which is concurrent with the period during which we have significant performance obligations under the collaboration. The expected duration of this estimated development period is reviewed on a periodic basis. This increase in revenue was offset by a decrease in revenue from our collaboration with Roche. We recorded revenue of $0.1 million and $1.7 million during the years ended December 31, 2006 and 2005, respectively, from our collaboration with Roche. In January 2006, we completed our portion of our collaboration with Roche. During the years ended December 31, 2006 and 2005 we recorded revenue of $0.1 million and $0.5 million, respectively, related to our Phase II SBIR grant. During the year ended December 31, 2006, we concluded our performance under the Phase II SBIR grant. The $3.1 million increase from 2004 to 2005 was primarily attributed to revenues derived from our collaborations with Novartis and Roche. During 2005, we recorded revenues of $2.3 million associated with the amortization of our $20.0 million up-front payment and $10 million IND milestone payment which were received from Novartis in July 2005 and September 2005, respectively. We recorded revenue of $1.7 million and $0.7 million during the years ended December 31, 2005 and 2004, respectively, related to our collaboration with Roche which we entered into effective July 28, 2004. Fluctuations in our collaboration-related revenue from period to period are expected, as amounts recognized are dependent upon a number of factors including but not limited to, the timing of agreements, the timing of the workflow under the agreements, our collaborators' abilities to provide us with the materials and information necessary for us to conduct our portion of the collaboration effort and the occurrence of events that may trigger milestone payments to us. We expect our revenues to continue to fluctuate in future periods as we continue to enter into new agreements and perform activities under existing agreements.

Research and Development Expenses. Research and development expenses were $25.4 million, $20.9 million and $26.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $4.5 million increase from 2005 to 2006 was primarily attributable to our adoption of SFAS No. 123R effective January 1, 2006 and an increase in personnel related expenses. We included, as a component of research and development expense during the year ended December 31, 2006, $2.9 million of share-based compensation expense in accordance with SFAS No. 123R. During the year ended December 31, 2005, we included $0.9 million as a component of research and development expense with respect to amortization of deferred compensation on employee stock options in accordance with APB No. 25. Personnel related expenses increased $2.3 million from the year ended December 31, 2005 to the year ended December 31, 2006. This expense was driven by an overall increase in research and development personnel. The $5.8 million decrease from 2004 to 2005 was primarily attributable to the recording of $5.8 million as an offset to research and development expense during the year ended December 31, 2005, which represented Novartis' share (80.5%) of ANA975 expenses incurred by us from June 1, 2005 through December 31, 2005. In addition, deferred compensation on employee stock options determined in accordance with APB No. 25 decreased $1.6 million from the year ended December 31, 2004 to the year ended December 31, 2005. These decreases were offset by increased costs associated with the development of ANA975, including clinical trial costs and costs associated with compound manufacturing and safety studies as well as research and development expenses associated with other programs during the year ended December 31, 2005.

General and Administrative Expenses. General and administrative expenses were $11.3 million, $7.7 million and $8.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $3.6 million increase from 2005 to 2006 was primarily the result of our adoption of SFAS No. 123R effective January 1, 2006 and to a lesser extent an increase in personnel and recruiting expenses. We included, as a component of general and administrative expense during the year ended December 31, 2006, $4.2 million of share-based compensation expense in accordance with SFAS No. 123R. Included as a component of share-based compensation expense was $3.0 million of share-based expense related to the stock options granted to Dr. Xanthopoulos including the share-based compensation associated with the acceleration of his unvested stock options. During the year ended December 31, 2005, we included $1.1 million as a component of general and administrative expense with respect to amortization of deferred compensation on employee stock options in accordance with APB No. 25. The $0.6 million decrease from 2004 to 2005 was primarily the result of a $1.5 million decrease in deferred compensation on employee stock options determined in accordance with APB No. 25. This decrease was offset by the following: (i) an increase in personnel and recruiting expenses of $0.5 million, (ii) an increase in consultant costs associated with the implementation of Section 404 of the Sarbanes-Oxley Act and (iii) an increase in our directors and officers insurance premium as a result of our initial public offering which was completed in March 2004.

Interest Income. Interest income was $4.7 million, $2.1 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $2.6 million increase in our interest income from 2005 to 2006 was the result of a higher average cash, cash equivalents and securities available-for-sale balance during 2006 compared to 2005 and a result of higher interest rates. Our average balance of cash, cash equivalents and securities available-for-sale, which were invested in interest bearing securities, was $93.0 million in 2006 compared to $59.1 million in 2005. The higher average cash balances were driven by the receipt of the following amounts which were invested into interest bearing securities during 2005: an up-front license payment of $20.0 million from Novartis in July 2005, $66.4 million, net of underwriting discounts and commissions and offering costs, from our follow-on public offering of common stock in August 2005 and a $10.0 million milestone payment from Novartis triggered by the acceptance of our IND application by the FDA received in September 2005. The $1.6 million increase in our interest income from 2004 to 2005 was the result of the receipt of the above amounts which were invested into interest bearing securities during 2005. Our average balance of cash and cash equivalents and securities available-for-sale was $59.1 million in 2005 compared to $34.9 million in 2004.

Interest Expense. Interest expense was $69,000, $0.2 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in our interest expense of $0.13 million from the year ended

December 31, 2005 to the year ended December 31, 2006 is the result of our payment in full of our outstanding principle balance of $1.6 million on our equipment financing line of credit in February 2006.

Liquidity and Capital Resources

Our cash, cash equivalents and available-for sale securities decreased by $22.7 million from December 31, 2005 to December 31, 2006 which represents the use of our cash, cash equivalents and securities available-for-sale to fund our operations during the year ended December 31, 2006 and the payment in full of our outstanding principal balance of $1.6 million on our equipment financing line of credit. This decrease in cash, cash equivalents and securities available-for-sale includes the receipt of $7.5 million from Novartis which represented Novartis' share of ANA975 development costs.

Cash Flows from Operating Activities and Investing Activities

Our consolidated statements of cash flows are summarized as follows:

	For the years ended December 31,		
	2006	2005	2004
		(In thousands)	
Net cash provided by (used in) operating activities	$ (20,585)	$ 5,999	$ (22,574)
Cash provided by (used in) investing activities			
Purchase of securities available-for-sale	$ (14,310)	$ (11,886)	$ (42,619)
Proceeds from sale of securities available-for-sale	5,750	28,416	17,398
Purchase of property and equipment	(1,522)	(1,338)	(880)
Proceeds from disposal of property and equipment	—	2	35
Acquisition of facility leasehold improvements from lease incentive	—	—	(1,550)
Net cash provided by (used in) investing activities	$ (10,082)	$ 15,194	$ (27,616)

Cash flows (used in) provided by operating activities decreased by $26.6 million from the year ended December 31, 2005 to the year ended December 31, 2006. This decrease was primarily a result of the receipt of the up-front license payment of $20.0 million from Novartis in July 2005 and the receipt in September 2005 of a $10.0 million milestone payment from Novartis triggered by the acceptance of our IND application by the FDA during the year ended December 31, 2005. Also contributing to the fluctuation in our cash flows provided by (used in) operating activities during the year ended December 31, 2005 to the year ended December 31, 2006 was the fluctuation in our accounts receivable balance as a result of the timing of payments from Novartis associated with their portion or our development costs associated with ANA975 and the reduction in development costs associated with ANA975 as a result of the halting of our Phase I clinical trial in June 2006. As of December 31, 2005, we had included $5.9 million from Novartis in our accounts receivable balance for their portion of development costs for the period June 1, 2005 through December 31, 2005. This amount was paid during 2006. In comparison, we have included $1.2 million due from Novartis in our accounts receivable balance as of December 31, 2006 for their portion of development costs for the period July 1, 2006 through December 31, 2006. The overall decrease in the accounts receivable balance reflects a reduction in spending on the ANA975 project as a result of the halting of our Phase I clinical trial for ANA975. Cash flows provided by (used in) operating activities increased by $28.6 million from the year ended December 31, 2004 to the year ended December 31, 2005. The increase was primarily a result of an increase in deferred revenue attributable to the receipt of the up-front license payment of $20.0 million from Novartis in July 2005 and the receipt in September 2005 of a $10.0 million milestone payment from Novartis triggered by the acceptance of our IND application by the FDA. The up-front license payment of $20.0 million and the $10.0 million IND milestone payment are being recognized as revenue over the estimated development period for ANA975.

Cash flows provided by (used in) investing activities decreased by $25.3 million from the year ended December 31, 2005 to the year ended December 31, 2006. The overall reduction in the cash flows provided by (used in) investing activities from 2006 to 2005 is primarily related to the Company shifting its investment portfolio from investments with maturities over three months, to investments with maturities less than three months. During 2005 as investments classified as available-for-sale matured, the proceeds from these securities were either used to fund operations of the Company or the proceeds were reinvested in investments classified as cash equivalents to take advantage of their shorter maturity terms. During 2005 and 2006, the Company continued to invest in investments with shorter maturities to take advantage of the rising interest rate environment. Cash flows provided by (used in) investing activities increased by $42.8 million from 2004 to 2005. The increase was primarily the result of the investment in securities available-for-sale of $43.7 million from our initial public offering during the year ended December 31, 2004 offset by the use of the proceeds from our initial public offering and maturity of securities available-for-sale during the year ended December 31, 2005 to fund our on-going operations.

Cash Flows from Financing Activities

Our consolidated statements of cash flows are summarized as follows:

	For the years ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash provided by financing activities			
Proceeds from exercise of stock options and employee stock purchase plan	$ 954	$ 1,057	$ 560
Proceeds from sale of common stock, net of issuance costs	—	66,437	43,656
Proceeds from long-term debt	—	393	1,198
Principal payments on long-term debt	(1,559)	(1,409)	(1,204)
Net cash provided by (used in) financing activities	$ (605)	$ 66,478	$ 44,210

Cash flows used in financing activities decreased by $67.1 million from the year ended December 31, 2005 to the year ended December 31, 2006. The decrease was primarily a result of the receipt of $66.4 million, net of underwriting discounts and commissions and offering costs, from our follow-on public offering of common stock completed during August 2005.

Cash flows provided by financing activities increased by $22.3 million from 2004 to 2005. The increase was primarily a result of the receipt of $66.4 million after deducting underwriting discounts and commissions and offering costs from our follow-on public offering of common stock completed during August 2005, as compared to the receipt of $43.7 million from our initial public offering completed during March and April 2004.

Aggregate Contractual Obligations

The following summarizes our long-term contractual obligations as of December 31, 2006 (in thousands):

Contractual Obligations	Total	Less than 1 year	2008 to 2009	2010 to 2011	Thereafter
Operating leases	$ 5,491	$ 2,062	$ 3,429	$ —	$ —
Milestone payments[1]	1,000	1,000	—	—	—
Minimum royalty commitment	975	75	200	200	500
	$ 7,466	$ 3,137	$ 3,629	$ 200	$ 500

1 We are in the process of finalizing our joint global development plan for ANA380 with LGLS. Assuming that we jointly decide to initiate a Phase IIb dose selection clinical trial, we may be required to pay $1 million to LGLS at the initiation of the Phase IIb dose selection clinical trial. We may also be required to pay an additional $24.5 million to LGLS, subject to the attainment of product development and commercialization objectives. These additional milestone payments have not been included in this contractual obligations table as we are unable to estimate when, if ever, these payments will be made as they are contingent upon the results of our future clinical trials including our Phase IIb dose selection clinical trial.

We also enter into agreements with clinical sites and contract research organizations that conduct our clinical trials. We generally make payments to these entities based upon the number of subjects enrolled and the length of their participation in the trials. To date, the majority of our clinical costs have been related to the costs of subjects entering our clinical trials as well as the manufacturing of compounds to be used in our clinical trials. Costs associated with clinical trials will continue to vary as the trials go through their natural phases of enrollment and follow-up. Our portion of the costs will also be influenced by the pace and timing of the development activities conducted under our joint development agreements with our collaborators, including Novartis and LGLS. At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product development programs, we are unable to estimate with any certainty the total costs we will incur in the continued development of our clinical candidates for potential commercialization. Due to these same factors, we are unable to determine the anticipated completion dates for our current product development programs. Clinical development timelines, probability of success and development costs vary widely. As we continue our discovery, pre-clinical and clinical programs, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment of the product candidate's commercial potential. In addition, we cannot forecast with any degree of certainty which currently un-partnered product candidates will be subject to future partnering, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we cannot be certain when and to what extent we will receive cash inflows from the commercialization of our drug candidates.

Future Cash Requirements

We expect our development expenses to be substantial and to increase as we continue the advancement of our development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals, could cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

- the progress of our clinical trials;
- the progress of our preclinical development activities;
- the progress of our research activities;
- the number and scope of our research programs;
- our ability to establish and maintain strategic collaborations;
- the costs involved in enforcing or defending patent claims and other intellectual property rights;
- the pace and timing of development activities conducted under joint development agreements with our collaborators;
- the costs and timing of regulatory approvals;
- the costs of establishing or expanding manufacturing, sales and distribution capabilities;
- the costs related to development and manufacture of pre-clinical, clinical and validation lots for regulatory and commercialization of drug supply;
- the success of the commercialization of ANA380, ANA975, ANA773 or any other product candidates we may develop; and
- the extent to which we acquire or invest in other products, technologies and businesses.

In connection with our collaboration with LGLS for the development of ANA380, we may be required to make milestone payments totalling up to $25.5 million, subject to the attainment of product development and commercialization objectives. We will pay royalties on any product sales in our sales territory to LGLS and will receive royalties on any product sales in China from LGLS.

In connection with our License and Co-Development Agreement with Novartis for the development of ANA975 and potentially additional TLR-7 oral prodrugs for chronic HCV and HBV infections, as well as other potential infectious disease indications, we may receive up to $540.0 million in additional payments for the achievement of specified development, regulatory and sales milestones. In addition, Novartis will fund 80.5% of the global development costs of the lead product candidate, and we will fund 19.5% of such development costs, subject to certain limitations. As we progress through the development plan for ANA975, more operational responsibility for the clinical trials will transition from us to Novartis with reimbursement for research and development expenditures then flowing from us to Novartis.

We believe that our existing cash, cash equivalents, and securities available-for-sale and revenues we may generate from our current collaborations will be sufficient to meet our projected operating requirements for at least the next fiscal year. We expect to incur substantial expenses for at least the next several years as we continue our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies. We continue to review our programs and resource requirements. Changes to our current operating plan may require us to consume available capital resources significantly sooner than we expect.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and cash receipts from collaboration agreements. In addition, we likely will need to finance future cash needs through the sale of other equity securities, strategic collaboration agreements, project financing and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and securities available-for-sale resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, reduce the scope of or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Off-Balance Sheet Arrangements

As of December 31, 2006, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 6 to the consolidated financial statements included elsewhere in this annual report.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and related financial information required to be filed are indexed on page F-1 of this annual report and are incorporated herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures: Our Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 in providing them with material information related to the Company in a timely manner, as required to be disclosed in the reports the Company files under the Exchange Act.

Management's Annual Report on Internal Control over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is set forth below.

Changes in Internal Control Over Financial Reporting: There was no significant change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Anadys Pharmaceuticals, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Anadys Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Anadys Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Anadys Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Anadys Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Anadys Pharmaceuticals, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Anadys Pharmaceuticals, Inc. and our report dated March 2, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 2, 2007

Item 9B. Other Information

Not Applicable.

Part III

Certain information required by Part III of Form 10-K is omitted from this report because we expect to file a definitive proxy statement for our 2007 Annual Meeting of Stockholders (the Proxy Statement) within 120 days after the end of our fiscal year pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, and the information included in the Proxy Statement is incorporated herein by reference to the extent provided below.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Form 10-K regarding our directors is incorporated by reference to the information under the heading "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The information regarding our executive officers is set forth in Item 1of Part I of this report under the caption "Executive Officers of the Registrant."

The information required by Item 10 of Form 10-K relating to the members of the Company's Audit Committee and the Audit Committee financial expert is incorporated herein by reference to the information under the heading "Audit Committee" in our Proxy Statement.

The information required by Item 10 of Form 10-K relating to the procedures by which stockholders may recommend candidates for director to the Corporate Governance and Nominating Committee of the Board of Directors is incorporated herein by reference to the information under the heading "Shareholder Communications with the Board of Directors" in our Proxy Statement.

We have adopted a Code of Business Conduct and Ethics, which applies to all our directors, officers and employees, including our Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer and all of the finance team. The Code of Business Conduct and Ethics is posted on our website, http://www.anadyspharma.com (under the "Investors — Corporate Governance" caption). In addition, we will provide to any person without charge, upon request, addressed to the Corporate Secretary at Anadys Pharmaceuticals, Inc., 3115 Merryfield Row, San Diego, CA 92121, a copy of our Code of Business Conduct and Ethics. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Conduct and Ethics for our Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer or persons performing similar functions, by posting such information on our website.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference to the information under the heading "Compensation of Executive Officers" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K related to security ownership of certain beneficial owners and management is incorporated herein by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. Information regarding equity compensation plans under which our common stock may be issued as of December 31, 2006 is set forth in Item 5 of Part II of this report under the caption "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Form 10-K related to transactions with related persons, promoters and certain control persons, if any, is incorporated herein by reference to the information under the heading "Certain Transactions" in our Proxy Statement. The information required by Item 13 of Form 10-K relating to director independence is incorporated herein by reference to the information under the heading "Election of Directors" in our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated herein by reference to the information under the headings "Independent Registered Public Accounting Firm — Fees" and Pre-Approval Policies and Procedures in our Proxy Statement.

Part IV

Item15. Exhibits and Financial Statement Schedules

(a) The following financial statements, financial statements schedules and exhibits are filed as part of this report or incorporated herein by reference:

(1) Financial Statements. See index to consolidated financial statements on page F-1.

(2) Financial Statement Schedules. All financial statements schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto.

(3) Exhibits.

Exhibit Number	Exhibit Description
3.1(1)	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2(1)	Form of Amended and Restated Bylaws of the Registrant
4.1(2)	Form of Specimen Common Stock Certificate
4.2(3)	Amended and Restated Registration Rights Agreement dated as of June 20, 2002 by and among the Registrant and Stockholders named therein
10.3(3)#	2002 Equity Incentive Plan
10.4(3)#	Form of Stock Option Agreement under 2002 Equity Incentive Plan
10.5(2)#	2004 Equity Incentive Plan
10.6(2)#	Form of Stock Option Agreement under 2004 Equity Incentive Plan
10.7(2)#	2004 Employee Stock Purchase Plan
10.8(2)#	Form of Offering Document under the 2004 Employee Stock Purchase Plan
10.9(2)#	2004 Non-Employee Directors' Stock Option Plan
10.10(2)#	Form of Stock Option Agreement Under 2004 Non-Employee Directors' Stock Option Plan
10.11(3)	Form of Indemnification Agreement by and between the Registrant and each of its directors and officers
10.12(2)#	Severance Agreement dated June 9, 2000 by and between the Registrant and Kleanthis G. Xanthopoulos, Ph.D.
10.13(2)#	Severance Agreement dated June 9, 2000 by and between the Registrant and Devron R. Averett, Ph.D.
10.21(2)*	Agreement dated December 20, 2002 by and between the Registrant and Valeant Pharmaceuticals International (formerly known as ICN Pharmaceuticals, Inc.)
10.22(3)#	Terms of Compensation dated June 9, 2000 by and between the Registrant and Devron R. Averett
10.23(3)	Equipment Loan and Security Agreement dated as of December 20, 2002 by and between the Registrant and GATX Ventures, Inc.
10.24(3)	Master Security Agreement dated as of June 17, 2003 by and between the Registrant and General Electric Capital Corporation
10.25#	Severance Agreement dated November 14, 2003 by and between the Registrant and Steve Worland, Ph.D.
10.27(3)#	Terms of Employment dated February 1, 2001 by and between the Registrant and Steve Worland, Ph.D.
10.29(2)#	Severance Agreement dated November 14, 2003 by and between the Registrant and Elizabeth E. Reed
10.30(2)#	Terms of Employment dated October 2, 2001 by and between the Registrant and Elizabeth E. Reed
10.31(2)*	Agreement dated December 8, 2003 by and between the Registrant and Daiichi Pharmaceutical Co. Ltd.

Exhibit Number	Exhibit Description
10.33(2)	Sub-lease agreement dated February 23, 2004 by and between the Registrant and Torrey Mesa Research Institute.
10.34(4)*	Joint Development and License Agreement between LG Life Sciences and Anadys Pharmaceuticals, Inc.
10.35(5)*	Agreement dated July 28, 2004 by and between Hoffmann-La Roche, Inc. and Anadys Pharmaceuticals, Inc.
10.36(5)*	Collaboration Agreement dated September 3, 2004 by and between Aphoenix, Inc. and Anadys Pharmaceuticals, Inc.
10.37(6)#	Consulting Agreement dated May 25, 2005 by and between Marios Fotiadis and Anadys Pharmaceuticals, Inc.
10.38(6)*	License and Co-Development Agreement dated June 1, 2005 by and between Novartis International Pharmaceutical Ltd. and Anadys Pharmaceuticals, Inc.
10.40(7)#	Terms of Employment dated January 26, 2005 by and between the Registrant and Jennifer K. Crittenden
10.41(8)#	Change in Control Agreement dated April 17, 2006 by and between the Registrant and Jennifer K. Crittenden
10.42(9)#	Form of Inducement Stock Option Agreement
10.43(9)#	Offer Letter between the Company and James T. Glover, CPA, dated September 11, 2006
10.44(10)#	Offer Letter between the Company and Lawrence C. Fritz, Ph.D., dated November 6, 2006
10.45#	Severance and Change in Control Agreement dated November 20, 2006 by and between the Registrant and Lawrence C. Fritz, Ph.D.
10.46#	Severance and Change in Control Agreement dated November 13, 2006 by and between the Registrant and James T. Glover, CPA.
21.1(3)	List of Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Section 302 Certification by the Registrant's President and Chief Executive Officer
31.2	Section 302 Certification by the Registrant's Senior Vice President, Operations and Chief Financial Officer
32	Section 906 Certification by the Registrant's Chief Executive Officer and Senior Vice President, Operations and Chief Financial Officer

(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 14, 2004

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-110528) filed on March 19, 2004

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-110528) filed on November 14, 2003

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 16, 2004

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 12, 2004

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2005

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed on March 15, 2006

(8) Incorporated by reference to the Registrant's Quarterly Report on Firm 10-Q filed on May 10, 2006

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on September 25, 2006

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on November 20, 2006

# Indicates management contract or compensatory plan.

* Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 15th day of March, 2007.

ANADYS PHARMACEUTICALS, INC.

By: /s/ LAWRENCE C. FRITZ, PH.D.
Lawrence C. Fritz, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LAWRENCE C. FRITZ, PH.D. Lawrence C. Fritz, Ph.D.	President, Chief Executive Officer and Director *(Principal Executive Officer)*	March 15, 2007
/s/ JAMES T. GLOVER. James T. Glover.	Senior Vice President, Operations and Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 15, 2007
/s/ GEORGE A. SCANGOS, PH.D. George A. Scangos, Ph.D.	Chairman of the Board	March 15, 2007
/s/ MARK G. FOLETTA Mark G. Foletta	Director	March 15, 2007
/s/ MARIOS FOTIADIS Marios Fotiadis	Director	March 15, 2007
/s/ STEVEN H. HOLTZMAN Steven H. Holtzman	Director	March 15, 2007
/s/ STELIOS PAPADOPOULOS, PH.D. Stelios Papadopoulos, Ph.D.	Director	March 15, 2007
/s/ DOUGLAS E. WILLIAMS, PH.D. Douglas E. Williams, Ph.D.	Director	March 15, 2007
/s/ KLEANTHIS G. XANTHOPOULOS, PH.D. Kleanthis G. Xanthopoulos, Ph.D.	Director	March 15, 2007

ANADYS PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Anadys Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Anadys Pharmaceuticals, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anadys Pharmaceuticals, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2006 the Company changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payments."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Anadys Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 2, 2007

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 62,387	$ 93,659
Securities available-for-sale	19,762	11,192
Accounts receivable	1,175	6,025
Prepaid expenses and other current assets	941	651
Total current assets	84,265	111,527
Property and equipment, net	3,749	3,809
Other assets, net	1,387	1,640
Total assets	$ 89,401	$ 116,976
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 794	$ 1,016
Accrued expenses	3,317	3,863
Current portion of long-term debt	—	854
Current portion of deferred rent	467	433
Deferred revenue	4,633	6,679
Total current liabilities	9,211	12,845
Long-term debt, net of current portion	—	682
Long-term portion of deferred rent	931	1,370
Long-term portion of deferred revenue	18,934	23,143
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized at December 31, 2006 and December 31, 2005, respectively; no shares issued and outstanding at December 31, 2006 and December 31, 2005.	—	—
Common stock, $0.001 par value; 90,000,000 shares authorized at December 31, 2006 and December 31, 2005; 28,596,198 and 28,374,136 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	29	28
Additional paid-in capital	274,798	267,499
Deferred compensation	—	(839)
Accumulated other comprehensive loss	(22)	(32)
Accumulated deficit	(214,480)	(187,720)
Total stockholders' equity	60,325	78,936
Total liabilities and stockholders' equity	$ 89,401	$ 116,976

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except net loss per share)

	For the Years Ended December 31,		
	2006	2005	2004
Revenues:			
Collaborative agreements	$ 5,354	$ 4,408	$ 1,672
Grants	66	479	90
Total revenues	5,420	4,887	1,762
Operating Expenses:			
Research and development	25,419	20,901	26,711
General and administrative	11,308	7,705	8,260
Total operating expenses	36,727	28,606	34,971
Loss from operations	(31,307)	(23,719)	(33,209)
Other income (expense):			
Interest income	4,727	2,103	525
Interest expense	(69)	(189)	(228)
Other, net	(111)	(118)	(67)
Total other income (expense)	4,547	1,796	230
Net loss	(26,760)	(21,923)	(32,979)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(175)
Net loss applicable to common stockholders	$ (26,760)	$ (21,923)	$ (33,154)
Net loss per share, basic and diluted	$ (0.94)	$ (0.89)	$ (1.92)
Shares used in calculating net loss per share, basic and diluted	28,512	24,756	17,233

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Convertible preferred stock Shares	Convertible preferred stock Amount	Common stock Shares	Common stock Amount	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
Balance at December 31, 2003	33,513,599	$ 80,779	1,905,708	$ 2	$ 24,011	$ (2,206)	$ (2)	$ (132,643)	$ (30,059)
Conversion of convertible preferred stock into common stock	(33,513,599)	(80,779)	6,519,467	6	80,773	—	—	—	—
Conversion of redeemable preferred stock into common stock	—	—	6,761,679	7	45,005	—	—	—	45,012
Issuance of common stock in initial public offering, net of underwriters cost and issuance costs	—	—	6,993,950	7	43,649	—	—	—	43,656
Issuance of common stock pursuant to the exercise of employee stock options	—	—	145,156	—	430	—	—	—	430
Issuance of common stock pursuant to the Company's Employee Stock Purchase Plan	—	—	22,069	—	130	—	—	—	130
Compensation related to stock options and warrants issued to non-employees	—	—	—	—	75	—	—	—	75
Compensation related to restricted stock	—	—	—	—	172	—	—	—	172
Repurchase and retirement of unvested restricted stock	—	—	(13,508)	—	(1)	—	—	—	(1)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	—	—	175	—	—	(175)	—
Deferred compensation related to the issuance of stock options to employees	—	—	—	—	5,968	(5,968)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	4,915	—	—	4,915
Reversal of deferred compensation associated with cancelled stock options to employees	—	—	—	—	(397)	397	—	—	—
Comprehensive loss:									
Unrealized gain on short-term investments	—	—	—	—	—	—	(66)	—	(66)
Net loss	—	—	—	—	—	—	—	(32,979)	(32,979)
Comprehensive loss	—	—	—	—	—	—	—	—	(33,045)
Balance at December 31, 2004	—	—	22,334,521	22	199,990	(2,862)	(68)	(165,797)	31,285
Issuance of common stock from a follow-on public common stock offering, net of underwriters' discount and offering expenses	—	—	5,750,000	5	66,432	—	—	—	66,437
Issuance of common stock pursuant to the exercise of stock options	—	—	222,593	1	702	—	—	—	703
Issuance of common stock pursuant to the Company's Employee Stock Purchase Plan	—	—	67,022	—	354	—	—	—	354
Compensation related to stock options and warrants issued to non-employees	—	—	—	—	333	—	—	—	333
Amortization of deferred compensation	—	—	—	—	—	1,711	—	—	1,711
Reversal of deferred compensation associated with cancelled stock options to employees	—	—	—	—	(312)	312	—	—	—
Comprehensive loss:									
Unrealized gain on short-term investments	—	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	—	(21,923)	(21,923)
Comprehensive loss	—	—	—	—	—	—	—	—	(21,887)
Balance at December 31, 2005	—	$ —	28,374,136	$ 28	$ 267,499	$ (839)	$ (32)	$ (187,720)	$ 78,936
Issuance of common stock pursuant to the exercise of stock options and warrants	—	—	143,335	1	562	—	—	—	563
Issuance of common stock pursuant to the Employee Stock Purchase Plan	—	—	78,727	—	391	—	—	—	391
Compensation related to stock options and warrants issued to non-employees	—	—	—	—	326	—	—	—	326
SFAS 123R stock-based compensation expense including forfeitures	—	—	—	—	6,859	—	—	—	6,859
Reversal of deferred compensation upon the adoption of SFAS 123R	—	—	—	—	(839)	839	—	—	—
Comprehensive loss:									
Unrealized gain on short-term investments	—	—	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	—	—	(26,760)	(26,760)
Comprehensive loss	—	—	—	—	—	—	—	—	(26,750)
Balance at December 31, 2006	—	$ —	28,596,198	$ 29	$ 274,798	$ —	$ (22)	$ (214,480)	$ 60,325

See accompanying notes to consolidated financial statements.

ANADYS PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended December 31,		
	2006	2005	2004
Operating Activities:			
Net loss	$ (26,760)	$ (21,923)	$ (32,979)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,509	1,468	1,465
Stock-based compensation	6,859	—	—
Amortization of deferred compensation	—	1,711	4,915
Compensation related to restricted stock	—	—	172
Compensation related to stock option issuances to non-employees	276	280	45
Interest expense related to warrants issued in connection with debt	23	49	48
Rent expense related to warrants issued in connection with lease	50	53	30
Loss from disposal of property and equipment and related deposits	73	89	28
Cash received from lease incentives	—	—	1,550
Changes in operating assets and liabilities:			
Accounts receivable	4,850	(5,839)	339
Prepaid expenses and other current assets	(290)	487	30
Other assets, net	253	281	(999)
Accounts payable	(222)	(104)	355
Accrued expenses	(546)	256	1,943
Deferred rent	(405)	(31)	284
Deferred revenue	(6,255)	29,222	200
Net cash provided by (used in) operating activities	(20,585)	5,999	(22,574)
Investing Activities			
Purchase of securities available-for-sale	(14,310)	(11,886)	(42,619)
Proceeds from sale and maturity of securities available-for-sale	5,750	28,416	17,398
Purchase of property and equipment	(1,522)	(1,338)	(880)
Proceeds from the sale of property and equipment	—	2	35
Acquisition of leasehold improvements from lease incentives	—	—	(1,550)
Net cash provided by (used in) investing activities	(10,082)	15,194	(27,616)
Financing Activities			
Proceeds from exercise of stock options and employee stock purchase plan	954	1,057	560
Proceeds from the sale of common stock, net of issuance costs	—	66,437	43,656
Proceeds from issuance of long-term debt	—	393	1,198
Principal payments on long-term debt	(1,559)	(1,409)	(1,204)
Net cash provided by (used in) financing activities	(605)	66,478	44,210
Net increase (decrease) in cash and cash equivalents	(31,272)	87,671	(5,980)
Cash and cash equivalents at beginning of year	93,659	5,988	11,968
Cash and cash equivalents at end of year	$ 62,387	$ 93,659	$ 5,988
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 69	$ 189	$ 228
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Reversal of deferred compensation upon the adoption of SFAS 123R	$ 839	$ —	$ —
Conversion of redeemed convertible preferred stock to common stock	$ —	$ —	$ 45,012
Conversion of convertible preferred stock to common stock	$ —	$ —	$ 80,779
Accretion of costs on redeemable convertible preferred stock	$ —	$ —	$ 175
Unrealized gain (loss) on securities available-for-sale	$ 10	$ 36	$ (66)

See accompanying notes to consolidated financial statements.

1. *Organization and Summary of Significant Accounting Policies*

Organization and Business

Anadys Pharmaceuticals, Inc., (Anadys or the Company) is a biopharmaceutical company committed to the discovery, development and commercialization of small-molecule medicines for the treatment of hepatitis, other serious infections, and cancer. The Company's clinical development programs include: ANA975, an oral prodrug of isatoribine for the treatment of hepatitis C virus (HCV) and hepatitis B virus (HBV) and ANA380 for the treatment of HBV. The Company's therapeutic focus in hepatitis, other serious infections and cancer, leverages the Company's core capabilities in TLR-based small molecules and structure-based drug design, and are aimed to advance a pipeline of drug candidates into the clinic.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Anadys Pharmaceuticals Europe GmbH and Anadys Development Limited. All significant intercompany accounts and transactions have been eliminated. In August 2003, the Company substantially dissolved its Anadys Pharmaceuticals Europe GmbH operations. As of December 31, 2006, Anadys Pharmaceuticals Europe GmbH and Anadys Development Limited did not have active operations.

The consolidation of foreign subsidiaries requires financial statement translation in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Statements of operations and cash flows are translated at the average exchange rates for each year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with an original maturity of less than three months when purchased.

Securities Available-for-Sale

Investments with an original maturity of more than three months have been classified by management as securities available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents, securities available-for-sale, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of those items. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, cash equivalents, securities available-for-sale and accounts receivable. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management, however, believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain safety and liquidity.

The Company derives its revenues from a relatively small number of collaborators. For the year ended December 31, 2006, revenues from one collaborator accounted for 89% of total revenues; there were no related accounts receivable. For the year ended December 31, 2005, revenues from two collaborators accounted for 52% and 34%, respectively, of total revenues; there were no related accounts receivable as of December 31, 2005. For the year ended December 31, 2004, revenues from two collaborators accounted for 68% and 23%, respectively, of total revenues.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value of the asset to the carrying value of the asset and records the impairment as a reduction in the carrying value of the related asset and charge to operating results. Although the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes expected undiscounted future operating cash flows will exceed the carrying value of the long-lived assets, and accordingly the Company has not recognized an impairment loss through December 31, 2006.

Research and Development

Research and development expenses consist primarily of costs associated with the discovery and preclinical and clinical development of the Company's lead product candidates, ANA975, ANA773, ANA380, inhibitors of the HCV NS5b polymerase and other product candidates. In addition, research and development expenses include external costs such as fees paid to consultants, joint development collaboration costs and related contract research, and internal costs of compensation and other expenses for research and development personnel, supplies and materials, facility costs, amortization of purchased technology and depreciation.

Under the Company's License and Co-Development Agreement with Novartis International Pharmaceutical Ltd., a Novartis AG company (Novartis) for the development of ANA975, Novartis will fund 80.5% of the global development costs and the Company will fund 19.5% of such development costs. Reimbursements of development costs for ANA975 from Novartis are recorded as an offset to research and development expense. Payments to Novartis for their portion of development costs for ANA975 will be recorded as a component of research and development expense.

Accumulated Other Comprehensive Income (Loss)

In accordance with SFAS No. 130, *Reporting Comprehensive Income*, all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments and foreign currency translation adjustments, are reported, net of their related tax effect, to arrive at comprehensive income (loss).

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense recorded and amounts paid under the lease agreement is recorded as deferred rent in the accompanying consolidated balance sheet. During 2004, the Company entered into a sub-lease agreement to lease the Company's corporate headquarters and research and development facility located in San Diego, California. In accordance with the sub-lease agreement, the Company was allocated a $1.6 million tenant improvement allowance as an incentive to move into the facility. The Company recorded this incentive as an increase to both property and equipment and deferred rent and these amounts will be amortized on a straight-line basis over the life of the lease of 62 months. As of December 31, 2006, the Company has $0.8 million of unamortized deferred rent associated with the lease incentive.

Stock-Based Compensation

Prior to January 1, 2006, the Company had elected to follow Accounting Principals Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and related interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company's employee and non-employee director stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense was recognized.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, *Share-Based Payments,* (SFAS No. 123R) using the modified prospective method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date of SFAS No. 123R, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements for SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. In addition, the unrecognized compensation cost of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, shall be recognized in expense over the vesting periods after adoption. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS No. 123.

The Company continues to account for compensation expense for options granted to non-employees other than directors in accordance with SFAS No. 123 and EITF Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.* Such expense is based on the fair value of the options issued using the Black-Scholes method and is periodically remeasured as the underlying options vest in accordance with EITF Issue No. 96-18.

Prior to the Company's adoption of SFAS No. 123R, the Company indicated the expense associated with the amortization of the Company's deferred compensation on its Consolidated Statements of Operations. Upon the adoption of SFAS No. 123R and in accordance with Staff Accounting Bulletin No. 107, *Share-Based Payment*, the Company began recording share-based compensation as components of either research and development expense or general and administrative expense. To ensure comparability of the current year and prior year financial statements, the Company reclassified the amortization of the Company's deferred compensation for the years ended December 31, 2005 and 2004 to the appropriate operating expense line item on the Company's Consolidated Statements of Operations.

Net Loss Per Share

The Company calculated net loss per share in accordance with SFAS No. 128, *Earnings Per Share.* Basic earnings per share (EPS) is calculated by dividing the net income or loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted-average number of common shares equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

The unaudited pro forma shares used to compute basic and diluted net loss per share represent the weighted-average common shares outstanding, reduced by the weighted-average unvested common shares subject to repurchase, and include the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of January 1, 2004 or the date of issuance, if later.

	For the years ended December 31,		
	2006	2005	2004
		(in thousands)	
Historical:			
Numerator:			
Net loss	$ (26,760)	$ (21,923)	$ (32,979)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(175)
Net loss applicable to common stockholders	$ (26,760)	$ (21,923)	$ (33,154)
Denominator:			
Weighted-average common shares	28,512	24,756	17,287
Weighted-average unvested common shares subject to repurchase	—	—	(54)
Denominator for basic and diluted earnings per share	28,512	24,756	17,233
Basic and diluted net loss per share	$ (0.94)	$ (0.89)	$ (1.92)

	For the years ended December 31,		
	2006	2005	2004
		(in thousands)	
Historical outstanding antidilutive securities not included in diluted net loss per share calculation			
Options to purchase common stock	5,047	3,089	2,365
Warrants	279	376	376
	5,326	3,465	2,741

Revenue Recognition

The Company may receive payments from collaborators for compound licenses, technology access fees, option fees, research services, milestones and royalty obligations. These payments are recognized as revenue or reported as deferred revenue until they meet the criteria for revenue recognition as outlined in Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition,* which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the Securities and Exchange Commission (SEC) and Emerging Issues Task Force (EITF) Issue 00-21, *Revenue Arrangements with Multiple Deliverables.* The Company recognizes revenue when (1) persuasive evidence of the arrangement exists; (2) delivery has occurred or services were rendered; (3) the price is fixed or determinable and (4) the collectibility is reasonably assured. In addition, the Company has followed the following principles in recognizing revenue:

- Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the Company's performance obligations after the milestone achievement will continue to be funded by the collaborator at the comparable level and (iii) the milestone is not refundable or creditable. If all of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company's performance obligations under the agreement. Upfront fees under collaborations, such as technology access fees, are recognized over the period the related services are provided. Non-refundable upfront fees not associated with the Company's future performance are recognized when received.

- Fees that the Company receives for research services are generally recognized as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project. Research services may include activities in which the Company deploys its internal capabilities such as its medicinal chemistry and screening capabilities to assist a collaborator in advancing their drug discovery effort.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards required (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

2. Investments

Securities available-for-sale consisted of the following as of December 31, 2006 and 2005, respectively (in thousands):

	December 31, 2006			
		Unrealized		
	Amortized Cost	Gain	Loss	Market Value
U.S. Government agency securities	$ 8,944	$ —	$ (20)	$ 8,924
Corporate debt securities	10,840	—	(2)	10,838
	$ 19,784	$ —	$ (22)	$ 19,762

	December 31, 2005			
		Unrealized		
	Amortized Cost	Gain	Loss	Market Value
U.S. Government agency securities	$ 8,470	$ —	$ (28)	$ 8,442
Corporate debt securities	2,754	—	(4)	2,750
	$ 11,224	$ —	$ (32)	$ 11,192

The amortized cost and estimated fair value of the Company securities available-for-sale by contractual maturity at December 31, 2006 are shown below (in thousands):

	December 31, 2006			
		Unrealized		
	Amortized Cost	Gain	Loss	Market Value
Within one year	$ 9,950	$ —	$ (20)	$ 9,930
After one year through three years	9,834	—	(2)	9,832
	$ 19,784	$ —	$ (22)	$ 19,762

As of December 31, 2005, all securities available-for-sale had a maturity date of less than one year.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

	For the years ended December 31,	
	2006	2005
Furniture and fixtures	$ 68	$ 119
Equipment	7,012	8,057
Computers and software	2,141	1,922
Leasehold improvements	1,829	1,818
	11,051	11,916
Less accumulated depreciation and amortization	(7,301)	(8,107)
	$ 3,749	$ 3,809

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2006, 2005 and 2004 was $1.5 million, $1.5 million and $1.4 million, respectively.

4. Other Balance Sheet Captions

	As of December 31,	
	2006	2005
	(in thousands)	
Prepaid expenses and other current assets consisted of the following:		
Prepaid expenses	$ 475	$ 320
Prepaid insurance	195	199
Interest receivable	271	132
	$ 941	$ 651
Other assets consisted of the following:		
Lab compounds, net	$ 127	$ 380
Deposits	1,260	1,260
	$ 1,387	$ 1,640
Accrued expenses consisted of the following:		
Accrued personnel costs	$ 509	$ 445
Accrued employee bonus	905	822
Accrued drug development	1,325	1,886
Accrued legal and patent costs	100	301
Accrued facility costs	106	105
Other accrued expenses	372	304
	$ 3,317	$ 3,863

5. Debt

During February 2006, the outstanding principal balance due under the loan and security agreements with GATX Ventures and General Electric Capital Corporation were paid in full.

6. Commitments and Contingencies

As of December 31, 2006, the Company leases its corporate headquarters and research and development facility under a non-cancelable lease, which expires on August 1, 2009. The lease requires the Company to pay a share of real estate taxes and building operating expenses if such expenses exceed a base level stipulated in the lease. Gross rent expense for the years ended December 31, 2006, 2005 and 2004 was approximately $1.9 million, $1.4 million and $1.3 million, respectively.

Future minimum lease payments under equipment and facility leases are as follows at December 31, 2006 (in thousands):

2007	$ 2,041
2008	2,139
2009	1,285
Total	$ 5,465

7. Collaboration and License Agreements

Under certain licensing and other agreements, the Company is required to make payments upon the achievement of certain milestones, to pay royalties on certain drug sales, if any, and to pay other amounts in connection with sublicenses, if any (collectively Contingent Payments). To date, the Company has not become obligated to make any significant Contingent Payments under such agreements. Costs of the research and development resources performing collaborative activities are included in research and development expenses in the accompanying statement of operations.

Hoffman-La Roche, Inc.

In August 2002, the Company entered into a collaboration agreement with Hoffman-La Roche Inc. (Roche) to deploy the Company's discovery capabilities to advance lead compounds identified by Roche against an oncology target. The agreement required Roche to make research funding payments of $1.8 million over the one-year research term of the agreement, make certain milestone payments and to pay royalties on sales of any new drug resulting from the collaboration. The Company recorded revenue of $0.5 million during the year ended December 31, 2004, related to this collaboration.

On July 28, 2004, the Company entered into a new drug discovery collaboration with Roche. Under the terms of the agreement, the Company received research and development funding from Roche and in exchange the Company agreed to use its drug discovery capabilities, including medicinal chemistry, structure-based drug design, cheminformatics and biology to advance lead compounds against an undisclosed Roche program. Under the terms of the agreement, the Company has received $2.6 million in research and development funding from Roche of which $0.1 million, $1.7 million and $0.8 million was recorded as revenue for the years ended December 31, 2006, 2005 and 2004, respectively. The agreement includes potential milestone payments if certain research and commercial milestones are achieved and royalties on net sales of any new drug resulting from the collaboration that may be commercialized by Roche. During the first quarter of 2006, the Company completed its performance under this agreement.

Aphoenix, Inc.

On September 3, 2004, the Company entered into a drug discovery collaboration agreement with Aphoenix, Inc. to discover and advance lead compounds against Aphoenix targets for multiple therapeutic indications. Under the terms of the agreement, the Company may receive research funding of $1.3 million over a three-year term of the agreement. As of December 31, 2006, the Company has received $0.9 million in research funding from Aphoenix of which $0.4 million, $0.1 million and $0.03 million was recorded as revenue for the years ended December 31, 2006, 2005 and 2004, respectively. During 2006, the Company received a $0.1 million milestone payment under the terms of the collaboration for conducting certain activities. The Company may receive additional payments in the form of milestone and royalty payments provided that certain success criteria are met under the collaboration.

Novartis International Pharmaceutical Ltd.

On June 1, 2005, the Company entered into a License and Co-Development Agreement with Novartis International Pharmaceutical Ltd., a Novartis AG company, for the development and potential commercialization of ANA975 and potentially additional Toll-Like Receptor oral prodrugs for chronic hepatitis C virus and hepatitis B virus infections, as well as other potential infectious disease indications.

In July 2005, the Company received from Novartis an upfront license payment of $20.0 million, and in September received a $10.0 million milestone payment triggered by the acceptance of its Investigational New Drug (IND) application for ANA975 with the United States Food and Drug Administration. The Company could receive up to an additional $540.0 million for achievement of specified development, regulatory and sales milestones. The Company has deferred the up-front payment of $20.0 million and the $10.0 million IND milestone payment and will amortize both amounts into revenue on a straight-line basis over the estimated development period for ANA975 which is concurrent with the period during which the Company has significant performance obligations under the collaboration. The $10.0 million IND milestone is being amortized over the estimated development period of ANA975 as the Company believed that its achievability was reasonably assured at the time of execution of the agreement.

Under the collaboration agreement, Novartis will fund 80.5% of the global development costs of the lead product candidate, and the Company will fund 19.5% of the global development costs, subject to certain limitations. During the years ended December 31, 2006 and 2005, the Company recorded $3.7 million and $5.8 million as offsets to research and development expense, which represent an estimate of Novartis' share (80.5%) of ANA975 expenses incurred by the Company from June 1, 2005 through December 31, 2006. At December 31, 2006 and 2005, $1.2 million and $5.8 million, respectively, due from Novartis was recorded as a component of accounts receivable.

If a product is approved for sale, the Company is also eligible to receive royalties that will increase with increasing levels of sales of marketed products, subject to reduction to account for payments made by Novartis to third parties for any required licenses and for generic competition in certain circumstances. In addition, the Company has the option to co-promote the lead product in the United States for the HCV and HBV indications. If the Company exercises its co-promotion option, it will fund 35% of the U.S. commercialization costs for the lead product, subject to certain limitations, and receive 35% of profits from U.S. sales of the lead product instead of royalties on U.S net sales for the HCV and HBV indications. In either case, the Company will receive royalties on net sales of products outside the U.S.

Under the terms of the Agreement the Company had granted Novartis a time-limited exclusive option to evaluate and potentially negotiate for its licensing rights in ANA380, a compound currently in Phase II clinical trials that the Company is jointly developing with LG Life Sciences. During 2006 this exclusivity time period expired and the Company may now negotiate with other parties for a potential license or collaboration around its rights to ANA380.

LG Life Sciences, Ltd.

In February 2004, the Company obtained an exclusive option from LG Life Sciences, Ltd. (LGLS) to enter into a joint development and license agreement for the development and potential commercialization of ANA380, a compound currently in Phase II clinical trials, for the treatment of chronic HBV infection. The Company paid LGLS $0.5 million for this option during February 2004. This payment is included as a component of research and development expense for the year ended December 31, 2004.

On April 18, 2004, the Company exercised its option and entered into a global joint development and license agreement with LGLS for the clinical development and commercialization of ANA380 for the treatment of chronic HBV infection. The Company's commercialization territories are North America, Europe, Japan and the rest of the world other than China, Korea, India and countries in Southeast Asia. Under the terms of the agreement, the Company will share the costs for the global clinical development of ANA380 with LGLS. In connection with the execution of the agreement, the Company paid a licensing fee of $4.0 million in May 2004 to LGLS. This payment is included as a component of research and development expenses for the year ended December 31, 2004. In addition, the Company may be required to make additional milestone payments totaling up to $25.5 million, subject to the attainment of product development and commercialization objectives. The Company will pay royalties to LGLS on any product sales in the Company's territories and will receive royalties from LGLS on any product sales in China.

The Company has recorded drug development costs, which are recorded as a component of research and development expense, associated with the Company's share of joint development costs of ANA380 of $0.3 million, $0.4 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Valeant Pharmaceuticals International

In December 2002, the Company entered into an agreement with Valeant and Ribapharm, Inc., which replaced and superseded prior agreements from 1999 and early 2000 relating to its exclusive license from these licensors of six compounds (including isatoribine). Under the agreement, the Company has an exclusive worldwide license to six antiviral compounds (including isatoribine), their prodrugs, metabolites, and the methods of using such compounds, prodrugs and metabolites. The Company also has the right to receive assignment of the issued patents covering the licensed matter at the time the patents are issued. Under the agreement, the Company is entitled to receive milestone payments, which may total up to $0.4 million for each product candidate if certain clinical milestones are achieved. In connection with this agreement the Company has made a minimum royalty commitment of $0.05 million during the year ended December 31, 2006. The Company will be required to pay $0.08 million for the years ended December 31, 2007 and $0.1 million for each of the nine years thereafter.

Grants

In September 2004, the Company was awarded a Phase II Small Business Innovation Research grant from The National Institutes of Health (NIH). The funding period of the grant terminated on August 31, 2006. As of December 31, 2006, 2005 and 2004, the Company had recorded revenue of $0.07 million, $0.5 million and $0.1 million under the grant, respectively.

8. Stockholders' Equity

Common Stock

On August 10, 2005, the Company completed a public offering in which the Company sold 5,750,000 shares of common stock, including 750,000 shares issued upon the exercise of an option granted to the underwriters to cover over-allotments, at a public offering price of $12.40 per share. The Company received net proceeds of approximately $66.4 million after deducting underwriting discounts and commissions and offering costs.

Warrants

As of December 31, 2006, the Company had outstanding warrants to purchase 279,078 shares of common stock outstanding with exercise prices ranging from $6.87 to $28.22. These warrants expire at various times between July 12, 2007 through December 17, 2012.

Stock Options

In 2002, the Company adopted the 2002 Equity Incentive Plan (the 2002 Plan). In connection with the adoption of the 2002 Plan, the Company's 1994 Stock Option Plan and 1998 Equity Incentive Plan (collectively, the "Prior Plans") were amended and restated into the 2002 Plan. All options that were previously granted under the Prior Plans became governed by the 2002 Plan and the Prior Plans no longer existed as individual plans. The 2002 Plan provided for the issuance of incentive stock options to officers and other employees of the Company and non-qualified stock options, awards of stock and direct stock purchase opportunities to directors, officers, employees and consultants of the Company.

Upon the effectiveness of the initial public offering, the 2004 Equity Incentive Plan (the 2004 Plan) was adopted. The initial share reserve under the 2004 Plan was equal to the number of shares of common stock reserved under the 2002 Plan that remained available for future stock awards upon the effectiveness of the IPO. Options granted under the 2002 Plan continue to be governed by the provisions of the 2002 Plan.

On September 5, 2006, the Company registered an additional 999,669 shares for issuance under the 2004 Plan in accordance with the provisions of the 2004 Plan. The total number of shares which remain available for grant under the 2004 Plan is 250,694 shares at December 31, 2006. The options are exercisable at various dates and will expire no more than ten years from their date of grant, or in the case of certain non-qualified options, ten years from the date of grant. The exercise price of each option shall be determined by the Board of Directors although generally options have an exercise price equal to the fair market value of the Company's stock on the date of the option grant. In the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Company's common stock at the time the option is granted. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years.

Upon the effectiveness of the initial public offering, the 2004 Non-Employee Directors' Stock Option Plan (the NEDSOP Plan) was adopted. On September 5, 2006, the Company registered an additional 50,000 shares for issuance under the NEDSOP Plan in accordance with the provisions of the NEDSOP Plan. The total number of shares which remain available for grant under the NEDSOP Plan is 221,333 shares at December 31, 2006. The options are exercisable at various dates and will expire no more than ten years from their date of grant. The exercise price of each option shall be determined by the Board of Directors although generally options have an exercise price equal to the fair market value of the Company's stock on the date of the option grant.

In connection with the hiring of Lawrence C. Fritz, Ph.D., the Company's President and Chief Executive Officer, James L. Freddo, M.D., the Company's Chief Medical Officer, and James T. Glover, the Company's Senior Vice President of Operations and Chief Financial Officer, the Compensation Committee of the Company's Board of Directors approved inducement grants of non-qualified stock options to purchase a total of 570,000 shares, 200,000 shares and 175,000 shares of Anadys' Common Stock, respectively. These option awards were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv). Although these options were granted outside the 2004 Plan, they are subject to substantially identical terms and conditions as those contained in the 2004 Plan.

The following table summarizes information about stock options outstanding under the 2002 Plan, 2004 Plan, the NEDSOP Plan and inducement grants at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.80-$ 2.95	1,127,884	6.4	$ 2.94	903,024	$ 2.95
$2.96-$ 4.36	1,083,749	9.8	$ 3.80	3,896	$ 3.94
$4.37-$ 4.88	774,651	9.9	$ 4.75	125	$ 4.60
$4.89-$ 7.80	746,950	7.5	$ 6.16	499,257	$ 6.06
$7.81-$ 8.37	728,459	8.9	$ 8.17	333,996	$ 8.17
$8.38-$16.11	585,487	8.9	$ 12.75	109,084	$ 11.81
	5,047,180			1,849,382	

A summary of the Company's stock option activity and related information as of December 31, 2006 is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2003	1,157,447	$ 3.28		
Granted	1,451,947	4.66		
Exercised	(145,156)	2.95		
Cancelled	(99,084)	3.20		
Balance at December 31, 2004	2,365,154	4.12		
Granted	1,178,351	9.13		
Exercised	(222,593)	3.16		
Cancelled	(231,641)	4.65		
Balance at December 31, 2005	3,089,271	6.06		
Granted	2,220,900	5.37		
Exercised	(140,225)	4.01		
Cancelled	(122,766)	8.14		
Balance at December 31, 2006	5,047,180	$ 5.77	8.49	$ 3,579
Exercisable at December 31, 2006	1,849,382	$ 5.26	7.16	$ 1,783

The total intrinsic value of options exercised during the year ended December 31, 2006 was $1.0 million, determined as of the date of exercise.

The Company granted stock options to non-employees as follows: 15,000 shares, 47,500 shares and 71,480 shares for the years ended December 31, 2006, 2005 and 2004, respectively. Compensation expense related to non-employee stock option grants was $0.3 million, $0.3 million and $0.05 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Adoption of SFAS No. 123R, Share-Based Payment

SAB No. 107, *Share-Based Payments,* requires that stock-based compensation expense be reported on the same line on the Statement of Operations as the related cash wages. Historically, the Company has reported stock-based compensation expense as a separate line in the operating expenses section of the Statement of Operations. Under SFAS No. 123R, the Company has reported the following amounts of stock-based compensation expense in the Statements of Operations for the year ended December 31, 2006 (in thousands, except per share data):

	Year ended December 31, 2006
Research and development expense	$ 2,889
General and administrative expense	4,241
Total share-based compensation expense	$ 7,130
Net share-based compensation expense, per common share basic and diluted	$ 0.25

On June 12, 2006, Dr. Xanthopoulos provided notice of his resignation as President and Chief Executive Officer of the Company which became effective upon the appointment of Lawrence C. Fritz, Ph.D. as our new President and Chief Executive Office on November 20, 2006. The Company has agreed to accelerate in full all of Dr. Xanthopoulos' unvested stock options upon completion of the transition and his resignation as President and Chief Executive Officer. The Company calculated the additional share-based expense associated with the modification and acceleration of his unvested stock options upon his termination with the Company in accordance with SFAS 123R. For the year ended December 31, 2006, the Company included $3.0 million of share-based expense as a component of general and administrative expense related to stock options granted to Dr. Xanthopoulos. The incremental cost associated with the modification and acceleration of Dr. Xanthopoulos' unvested stock options was not material.

As of December 31, 2006, there was an additional $10.3 million of total unrecognized compensation cost related to unvested share-based awards granted under the Company's stock option plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.18 years.

The fair value of options granted to employees and directors was estimated at the date of grant using a Black-Scholes option-valuation model with the weighted-average assumptions stated below for the years ended December 31, 2006, 2005 and 2004.

	For the years ended December 31,		
	2006	2005	2004
Risk-free interest rate	4.66%	4.27%	3.25%
Dividend yield	0%	0%	0%
Volatility factors of the expected market price of the Company's common stock	67%	67%	70%
Weighted-average expected life of option (years)	6	6	5

The estimated weighted-average fair value of stock options granted during 2006, 2005 and 2004 was $3.43, $5.77 and $7.02, respectively.

Dividend Yield—The Company has never declared or paid dividends on common stock and has no plans to do so in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated or is expected to fluctuate during a period. The Company considered the historical volatility from its IPO through the dates of grants, in combination with the historical volatility of similar companies and business and economic considerations in order to estimate the expected volatility, due to the Company's short history as a public company.

Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of each option grant during the quarter having a term that most closely resembles the expected life of the option.

Expected Life of the Option Term—This is the period of time that the options granted are expected to remain unexercised. Options granted during the year have a maximum term of ten years. The Company estimates the expected life of the option term based on actual past behavior for similar options with further consideration given to the class of employees to whom the options were granted.

Pro Forma Information under SFAS No. 123 for Periods Prior to January 1, 2006

As permitted by SFAS No. 123, the Company had elected to follow APB No. 25, and related interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company's employee and non-employee director stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense was recognized. In conjunction with the Company's IPO, the Company reviewed its historical exercise prices through March 25, 2004 and, as a result, revised the estimate of fair value for all stock options granted on or after July 1, 2002. With respect to these options granted, the Company had recorded deferred stock compensation for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. Deferred stock compensation related to employee stock options issued between July 1, 2002 and March 25, 2004 was recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, over the vesting period of the related options, generally four years. Upon the adoption of and in accordance with SFAS No. 123R, on January 1, 2006, the Company reclassified the remaining $0.8 million of unamortized deferred compensation balance calculated in accordance with APB No. 25 into additional paid-in capital. For purposes of pro forma disclosures, the estimated fair value of the options is amortized on a straight-line basis to expense over the vesting period of the related options.

The Company's pro forma information, prior to adopting SFAS No. 123R, for employee and director stock options and stock purchase plan follows (in thousands):

	For the years ended December 31,	
	2005	2004
Net loss applicable to common shareholders, as reported	$ (21,923)	$ (33,154)
Add: Stock-based employee compensation included in reported net loss	1,711	4,903
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(4,205)	(3,620)
Adjusted pro forma net loss	$ (24,417)	$ (31,871)
Adjusted pro forma basic and diluted net loss per share	$ (0.99)	$ (1.85)

Employee Stock Purchase Plan

Under the Company's 2004 Employee Stock Purchase Plan (Purchase Plan), employees may purchase common stock every six months (up to but not exceeding 12% of each employee's earnings) over the offering period at 85% of the fair market value of the common stock at certain specified dates. The offering period may not exceed 24 months. This purchase discount is significant enough to be considered compensatory under SFAS No. 123R. As a result, the Company recorded $0.1 million in stock-based compensation for the years ended December 31, 2006 related to the Purchase Plan.

For the years ended December 31, 2006, 2005 and 2004, 78,727 shares, 67,022 shares and 22,069 shares of common stock were issued under the Purchase Plan, respectively. As of December 31, 2006, 416,182 shares of common stock are available for issuance under the Purchase Plan. The weighted-average fair value of employee stock Purchase Plan purchases was $4.97, $5.28 and $5.91 per share for 2006, 2005 and 2004, respectively.

Shares Reserved for Issuance

Shares of common stock reserved for future issuance at December 31, 2006 are as follows:

	December 31, 2006
Warrants	279,078
Stock options under the Company's Plans:	
Granted and outstanding	5,047,180
Reserved for future grant	472,027
	5,798,285

9. Income Taxes

Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $78.6 million and $68.5 million has been established to offset the deferred tax assets, as realization of such assets has not met the more likely than not threshold under SFAS No. 109, *Accounting for Income Taxes*, at December 31, 2006 and 2005, respectively.

	For the years ended December 31,	
	2006	2005
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 40,853	$ 35,163
Research and development credits	7,256	6,614
Depreciation and amortization	1,497	1,559
Non-qualified stock options	2,793	1,368
Capitalized research and development expense	16,227	19,322
Accruals	376	435
Deferred Revenue	9,603	4,016
Other	11	3
Total deferred tax assets	78,616	68,480
Valuation allowance for deferred tax assets	(78,616)	(68,480)
Net deferred taxes	$ —	$ —

At December 31, 2006, the Company had federal and state tax net operating loss carryforwards of approximately $107.1 million and $61.0 million, respectively. The federal and state loss carryforwards will begin expiring in 2007 and 2012, respectively, unless previously utilized. The difference between the federal and state loss carryforwards is primarily attributable to the capitalization of research and development expenses for state income tax purposes and the prior years' 50% and 60% limitation of state loss carryforwards. Included in the net operating loss is approximately $0.5 million of tax deductions related to stock compensation, the benefit of which will be recorded as additional paid-in capital, when and if realized.

The Company also has federal and state research and development tax credit carryforwards of approximately $5.4 million and $2.9 million, respectively. The federal and state research and development credits will begin expiring in 2007 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited because of cumulative changes in ownership of more than 50%, which occur within a three-year period.

10. Savings Plan

The Company has a retirement savings plan for all employees, subject to certain age requirements, pursuant to Section 401(k) of the Internal Revenue Code. Beginning January 1, 2006, the Company matches 25% of employee contributions up to 6% of eligible compensation. Employer contributions were $0.1 million for the year ended December 31, 2006.

11. Unaudited Quarterly Results of Operations

The following quarterly financial data, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for the periods presented.

Fiscal year 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, expect net loss per share)			
Revenues	$ 1,542	$ 1,582	$ 1,145	$ 1,151
Net loss	(5,805)	(7,078)	(6,259)	(7,618)
Basic and diluted net loss per share	(0.20)	(0.25)	(0.22)	(0.27)

Fiscal year 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, expect net loss per share)			
Revenues	$ 563	$ 581	$ 1,737	$ 2,006
Net loss attributable to common shareholders	(8,383)	(7,058)	(3,414)	(3,068)
Basic and diluted net loss per share	(0.38)	(0.31)	(0.13)	(0.11)

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Executive Management and Corporate Officers

Devron R. Averett, Ph.D.
Chief Scientific Officer

James L. Freddo, M.D.
Chief Medical Officer

Lawrence C. Fritz, Ph.D.
President and Chief Executive Officer

Carol G. Gallagher, Pharm.D.
Vice President, Corporate Development & Commercial Affairs

James T. Glover, C.P.A.
Senior Vice President, Operations and Chief Financial Officer

Elizabeth E. Reed, J.D.
Vice President, Legal Affairs and Corporate Secretary

Steve Worland, Ph.D.
President, Pharmaceuticals

Mary Yaroshevsky-Glanville
Vice President, Human Capital

Board of Directors

Mark G. Foletta
Senior Vice President, Finance & Chief Financial Officer, Amylin Pharmaceuticals, Inc.

Marios Fotiadis
Managing Director, Enterprise Partners Venture Capital

Lawrence C. Fritz, Ph.D.
President & Chief Executive Officer, Anadys Pharmaceuticals, Inc.

Steven H. Holtzman
Chairman & Chief Executive Officer, Infinity Pharmaceuticals, Inc.

Stelios Papadopoulos, Ph.D.
Former Vice-Chairman, Cowen & Co., LLC

George A. Scangos, Ph.D. (Chairman)
President & Chief Executive Officer, Exelixis, Inc.

Douglas E. Williams, Ph.D.
Executive Vice President & Chief Scientific Officer, ZymoGenetics, Inc.

Kleanthis G. Xanthopoulos, Ph.D.
Managing Director, Enterprise Partners Venture Capital

Corporate Counsel

Cooley Godward Kronish LLP
San Diego, CA

Independent Auditors

Ernst & Young LLP
San Diego, CA

Transfer Agent & Registrar

Computershare Shareholder Services
250 Royall Street
Canton, MA 02021
(781) 575-2879

Corporate Headquarters

3115 Merryfield Row
San Diego, CA 92121
(858) 530-3600
www.anadyspharma.com

Investor Relations

(858) 530-3667
(858) 527-1540 (fax)

Common Stock

Anadys Pharmaceuticals, Inc. common stock trades on the NASDAQ Global Market under the symbol ANDS.

Annual Meeting

Friday, June 1, 2007
9:00 a.m. Pacific Daylight Time
Anadys Pharmaceuticals, Inc.
3115 Merryfield Row
San Diego, CA 92121

Important Note About Forward-Looking Statements
This Annual Report contains forward-looking statements as to future outcomes, such as plans for our research and development programs, including the expected timing of future IND filings, selection of product candidates and initiation and/or resumption of clinical trials. Forward-looking statements are based on the Company's current beliefs and expectations. A number of risks and uncertainties could cause actual results to differ materially. For more detailed information on the risks and uncertainties associated with these forward-looking statements and the Company's other activities, see the "Risk Factors" section in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 that accompanies this Annual Report. Anadys does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

executive management

James T. Glover, C.P.A.
Senior Vice President,
Operations and Chief
Financial Officer

James L. Freddo, M.D.
Chief Medical Officer

Devron R. Averett, Ph.D.
Chief Scientific Officer

Mary Yaroshevsky-Glanville
Vice President,
Human Capital

Elizabeth E. Reed, J.D.
Vice President, Legal Affairs
and Corporate Secretary

Carol G. Gallagher, Pharm.D.
Vice President,
Corporate Development &
Commercial Affairs

Steve Worland, Ph.D.
President,
Pharmaceuticals

Lawrence C. Fritz, Ph.D.
President & Chief
Executive Officer

designed by curran & connors, inc. / www.curran-connors.com

Artist's rendering shows liver cells infected with hepatitis B virus (red cells).


ANADYS
PHARMACEUTICALS, INC.

3115 Merryfield Row
San Diego, CA 92121
ph: 858.530.3600
fx: 858.527.1540
www.anadyspharma.com


END